Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-274094

Prospectus Supplement No. 2

(To Prospectus dated August 5, 2024)

AEON BIOPHARMA, INC.

This prospectus supplement updates, amends and supplements the prospectus dated August 5, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-274094). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Quarterly Report on Form 10-Q filed with the SEC on November 13, 2024, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

AEON Biopharma, Inc.’s Class A common stock is listed on the NYSE American under the symbol “AEON.” On November 11, 2024, the closing price of our common stock was $0.82.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves certain risks. See “Risk Factors” beginning on page 10 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 13, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2024

or

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-40021

AEON Biopharma, Inc.

(Exact name of registrant as specified in its charter)

Delaware	85-3940478
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

5 Park Plaza

Suite 1750

Irvine, CA 92614

(Address of Principal Executive Offices)

(949) 354-6499

(Registrant’s telephone number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes  ☒    No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒	Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes  ☐    No  ☒

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading symbol	Name of Exchange on which registered
Class A common stock, $0.0001 par value per share	AEON	NYSE American

As of November 11, 2024, there were 39,970,693 of the registrant’s shares of Class A common stock, $0.0001 par value per share, outstanding.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q (this “Report”) contains certain statements that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). All statements other than statements of historical facts contained in this Report, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this Report are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this Report and are subject to a number of important factors that could cause actual results to differ materially from those in the forward-looking statements, including the risks, uncertainties and assumptions. These forward-looking statements are subject to numerous risks, including, without limitation, the following:

●	the projected financial information, anticipated growth rate and market opportunities of AEON Biopharma, Inc. (“AEON”);
●	the ability to maintain the listing of Class A common stock on NYSE American;
●	AEON’s public securities’ potential liquidity and trading;
●	AEON’s ability to raise financing in the future and to continue as a going concern;
●	AEON’s success in retaining or recruiting, or changes required in, officers, key employees or directors;
●	factors relating to the business, operations and financial performance of AEON;
●	the initiation, cost, timing, progress and results of research and development activities, preclinical studies or clinical trials with respect to AEON’s current and potential future product candidates;
●	AEON’s ability to identify, develop and commercialize its main product candidate, botulinum toxin complex, ABP-450 (prabotulinumtoxinA) injection (“ABP-450”);
●	AEON’s ability to obtain a Biologics License Application for therapeutic uses of ABP-450;
●	AEON’s ability to advance its current and potential future product candidates into, and successfully complete, preclinical studies and clinical trials;
●	AEON’s ability to obtain and maintain regulatory approval of its current and potential future product candidates, and any related restrictions, limitations and/or warnings in the label of an approved product candidate;
●	AEON’s ability to obtain funding for its operations;
●	AEON’s ability to obtain and maintain intellectual property protection for its technologies and any of its product candidates;
●	AEON’s ability to successfully commercialize its current and any potential future product candidates;
●	the rate and degree of market acceptance of AEON’s current and any potential future product candidates;
●	regulatory developments in the United States and international jurisdictions;
●	potential liability, lawsuits and penalties related to AEON’s technologies, product candidates and current and future relationships with third parties;
●	AEON’s ability to attract and retain key scientific and management personnel;
●	AEON’s ability to effectively manage the growth of its operations;

●	AEON’s ability to contract with third-party suppliers and manufacturers and their ability to perform adequately under those arrangements, particularly its license and supply agreement with Daewoong Pharmaceutical Co., LTD. (the “Daewoong Agreement”);
●	AEON’s ability to compete effectively with existing competitors and new market entrants;
●	potential effects of extensive government regulation;
●	AEON’s future financial performance and capital requirements;
●	AEON’s ability to implement and maintain effective internal controls;
●	the impact of supply chain disruptions; and
●	the impact of macroeconomic developments beyond our control, such as health epidemics or pandemics, macro-economic uncertainties, social unrest, hostilities, natural disasters or other catastrophic events, on AEON’s business.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this Report, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included elsewhere in this Report are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from the forward-looking statements included elsewhere in this Report. In addition, even if our results of operations, financial condition and liquidity, and events in the industry in which we operate, are consistent with the forward-looking statements included elsewhere in this Report, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this Report speaks only as of the date of such statement. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Report. For all of our forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Reform Act.

As used in this Report, unless otherwise stated or the context otherwise requires: “we,” “us,” “our,” “AEON,” the “Company,” and similar references refer to AEON Biopharma, Inc. and its subsidiaries, and “common stock” refers to our Class A common stock.

		Page

Part I	Financial Information

Item 1.	Financial Statements	1

	Condensed Consolidated Balance Sheets as of September 30, 2024 (Successor) and December 31, 2023 (Successor)	1

	Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income for the three and nine months ended September 30, 2024 (Successor) and the periods from January 1, 2023 to July 21, 2023 (Predecessor), July 1, 2023 to July 21, 2023 (Predecessor) and July 22, 2023 to September 30, 2023 (Successor)	2

	Condensed Consolidated Statements of Stockholders’ Deficit for the three and nine months ended September 30, 2024 (Successor) and the periods from January 1, 2023 to July 21, 2023, July 1, 2023 to July 21, 2023 (Predecessor) and July 22, 2023 to September 30, 2023 (Successor)	3

	Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2024 (Successor) and the periods from January 1, 2023 to July 21, 2023 (Predecessor) and July 22, 2023 to September 30, 2023 (Successor)	5

	Notes to Condensed Consolidated Financial Statements	6

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	30

Item 3.	Quantitative and Qualitative Disclosures about Market Risk	42

Item 4.	Controls and Procedures	42

Part II	Other Information

Item 1.	Legal Proceedings	43

Item 1A.	Risk Factors	43

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds	44

Item 3.	Defaults Upon Senior Securities	44

Item 4.	Mine Safety Disclosures	44

Item 5.	Other Information	44

Item 6.	Exhibits	44

Exhibit Index

Signatures

PART I —FINANCIAL INFORMATION

Item 1. Financial Statements

AEON BIOPHARMA, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and par value amounts)

	September 30,	December 31,
	2024	2023
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$537	$5,158
Prepaid expenses and other current assets	1,834	1,064
Total current assets	2,371	6,222
Property and equipment, net	258	332
Operating lease right-of-use asset	1,346	262
Other assets	29	29
Total assets	$4,004	$6,845
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$4,630	$3,388
Accrued clinical trials expenses	1,373	5,128
Accrued compensation	1,563	943
Other accrued expenses	3,160	3,590
Total current liabilities	10,726	13,049
Convertible notes at fair value, including related party amount of $15,170 and $0, at September 30, 2024 and December 31, 2023, respectively	15,170	—
Operating lease liability	1,204	—
Warrant liability	1,844	1,447
Contingent consideration liability	6,886	104,350
Embedded forward purchase agreements and derivative liabilities	264	41,043
Total liabilities	36,094	159,889
Commitments and contingencies
Stockholders’ Deficit:
Class A common stock, $0.0001 par value; 500,000,000 shares authorized at September 30, 2024 and December 31, 2023, and 39,587,630 and 37,159,600 shares issued and outstanding at September 30, 2024 and December 31, 2023, respectively	4	4
Additional paid-in capital	401,585	381,264
Subscription receivables	—	(60,710)
Accumulated deficit	(433,679)	(473,602)
Total stockholders' deficit	(32,090)	(153,044)
Total liabilities and stockholders' deficit	$4,004	$6,845

See accompanying notes to the consolidated financial statements

AEON BIOPHARMA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(in thousands, except share and per share data) (Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2024	2023		2024	2023
	Successor	Successor July 22 to September 30	Predecessor July 1 to July 21	Successor	Successor July 22 to September 30	Predecessor January 1 to July 21
Operating expenses:
Selling, general and administrative	$3,044	$5,265	$1,055	$11,014	$5,265	$9,841
Research and development	972	6,388	1,573	11,144	6,388	19,803
Acquired in-process research and development	—	348,000	—	—	348,000	—
Change in fair value of contingent consideration	—	(75,939)	—	(97,464)	(75,939)	—
Total operating costs and expenses	4,016	283,714	2,628	(75,306)	283,714	29,644
(Loss) income from operations	(4,016)	(283,714)	(2,628)	75,306	(283,714)	(29,644)
Other (loss) income:
Change in fair value of convertible notes	(1,878)	—	(13,249)	(170)	—	(19,359)
Change in fair value of warrants	(377)	1,593	—	(15,376)	1,593	—
Income (loss) on embedded forward purchase agreements and derivative liabilities, net	81	(15,776)	(11,789)	(19,931)	(15,776)	(11,789)
Other income, net	19	186	5	94	186	114
Total other loss, net	(2,155)	(13,997)	(25,033)	(35,383)	(13,997)	(31,034)
(Loss) income before taxes	(6,171)	(297,711)	(27,661)	39,923	(297,711)	(60,678)
Income taxes	—	—	—	—	—	—
Net (loss) income	$(6,171)	$(297,711)	$(27,661)	$39,923	$(297,711)	$(60,678)
Basic net (loss) income per share	$(0.16)	$(8.01)	$(0.20)	$1.04	$(8.01)	$(0.44)
Diluted net (loss) income per share	$(0.16)	$(8.01)	$(0.20)	$0.97	$(8.01)	$(0.44)
Weighted average shares of common stock outstanding used to compute basic net (loss) income per share	39,515,292	37,159,600	138,848,177	38,545,882	37,159,600	138,848,177
Weighted average shares of common stock outstanding used to compute diluted net (loss) income per share	39,515,292	37,159,600	138,848,177	41,318,831	37,159,600	138,848,177

See accompanying notes to the consolidated financial statements

AEON BIOPHARMA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(in thousands, except share data) (Unaudited)

	Convertible				Additional					Non-	Total
	Preferred Stock		Common Stock		Paid-in	Subscription	Accumulated	Treasury Stock		controlling	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Receivables	Deficit	Shares	Amount	Interest	Deficit
Balance as of July 1, 2024 (Successor)	—	$—	39,122,238	$4	$399,557	$—	$(427,508)	—	$—	$—	$(27,947)
Net loss	—	—	—	—	—	—	(6,171)	—	—	—	(6,171)
Issuance of shares related to at-the-market offering, net	—	—	65,392	—	50	—	—	—	—	—	50
Issuance of common stock	—	—	400,000	—	384	—	—	—	—	—	384
Stock-based compensation expense	—	—	—	—	1,594	—	—	—	—	—	1,594
Balance as of September 30, 2024 (Successor)	—	$—	39,587,630	$4	$401,585	$—	$(433,679)	—	$—	$—	$(32,090)

Balance as of July 22, 2023 (Successor)	—	$—	37,159,600	$4	$377,498	$(60,710)	$(149,648)	—	$—	$—	$167,144
Net loss	—	—	—	—	—	—	(297,711)	—	—	—	(297,711)
Stock-based compensation expense	—	—	—	—	2,171	—	—	—	—	—	2,171
Balance as of September 30, 2023 (Successor)	—	$—	37,159,600	$4	$379,669	$(60,710)	$(447,359)	—	$—	$—	$(128,396)

Balance as of July 1, 2023 (Predecessor)	21,257,708	$137,949	138,848,177	$14	$204,384	$—	$(507,856)	(22,821)	$(23)	$19,592	$(283,889)
Net loss	—	—	—	—	—	—	(27,661)	—	—	—	(27,661)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	730	730
Balance as of July 21, 2023 (Predecessor)	21,257,708	$137,949	138,848,177	$14	$204,384	$—	$(535,517)	(22,821)	$(23)	$20,322	$(310,820)

AEON BIOPHARMA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(in thousands, except share data) (Unaudited) (Continued)

	Convertible				Additional					Non-	Total
	Preferred Stock		Common Stock		Paid-in	Subscription	Accumulated	Treasury Stock		controlling	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Receivables	Deficit	Shares	Amount	Interest	Deficit
Balance as of January 1, 2024 (Successor)	—	$—	37,159,600	$4	$381,264	$(60,710)	$(473,602)	—	$—	$—	$(153,044)
Net income	—	—	—	—	—	—	39,923	—	—	—	39,923
Termination of Forward Purchase Agreements	—	—	—	—	—	60,710	—	—	—	—	60,710
Issuance of shares related to cashless warrant exercises	—	—	1,962,638	—	14,979	—	—	—	—	—	14,979
Issuance of shares related to at-the-market offering, net	—	—	65,392	—	50	—	—	—	—	—	50
Issuance of common stock	—	—	400,000	—	384	—	—	—	—	—	384
Stock-based compensation expense	—	—	—	—	4,908	—	—	—	—	—	4,908
Balance as of September 30, 2024 (Successor)	—	$—	39,587,630	$4	$401,585	$—	$(433,679)	—	$—	$ =	$(32,090)

Balance as of July 22, 2023 (Successor)	—	$—	37,159,600	$4	$377,498	$(60,710)	$(149,648)	—	$—	$—	$167,144
Net loss	—	—	—	—	—	—	(297,711)	—	—	—	(297,711)
Stock-based compensation expense	—	—	—	—	2,171	—	—	—	—	—	2,171
Balance as of September 30, 2023 (Successor)	—	$—	37,159,600	$4	$379,669	$(60,710)	$(447,359)	—	$—	$—	$(128,396)

Balance as of January 1, 2023 (Predecessor)	21,257,708	$137,949	138,848,177	$14	$187,348	$—	$(474,839)	(22,821)	$(23)	$17,087	$(270,413)
Net loss	—	—	—	—	—	—	(60,678)	—	—	—	(60,678)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	3,235	3,235
Debt extinguishment due to warrant modification	—	—	—	—	17,036	—	—	—	—	—	17,036
Balance as of July 21, 2023 (Predecessor)	21,257,708	$137,949	138,848,177	$14	$204,384	$—	$(535,517)	(22,821)	$(23)	$20,322	$(310,820)

See accompanying notes to the consolidated financial statements

AEON BIOPHARMA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except per share data) (Unaudited)

	Nine Months Ended
	September 30,
	2024	2023
	Successor	Successor July 22 to September 30	Predecessor January 1 to July 21
Cash flows from operating activities:
Net income (loss)	$39,923	$(297,711)	$(60,678)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	74	21	54
Stock-based compensation expense	4,908	2,171	3,235
Write-off of acquired in-process research and development	—	348,000	—
Change in fair value of convertible notes	170	—	19,359
Change in fair value of warrants	15,376	(1,593)	—
Change in fair value of embedded forward purchase agreements and derivative liabilities	19,931	15,776	11,789
Change in fair value of contingent consideration	(97,464)	(75,939)	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(770)	(363)	36
Accounts payable	1,242	(3,716)	(248)
Accrued expenses and other liabilities	(3,181)	(1,701)	4,736
Other assets and liabilities	120	(6)	(28)
Net cash used in operating activities	(19,671)	(15,061)	(21,745)
Net cash used in investing activities	—	—	—
Cash flows from financing activities:
Proceeds from issuance of convertible notes	15,000	—	14,000
Proceeds from issuance of at-the-market shares	50	—	—
Net cash provided by financing activities	15,050	—	14,000
Net decrease in cash	(4,621)	(15,061)	(7,745)
Cash and cash equivalents at beginning of period	5,158	31,238	9,746
Cash and cash equivalents at end of period	$537	$16,177	$2,001

See accompanying notes to the consolidated financial statements

AEON BIOPHARMA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Organization

Description of Business

AEON Biopharma, Inc. (formerly known as Priveterra Acquisition Corp.; “AEON” or the “Company”) is a biopharmaceutical company focused on developing its proprietary botulinum toxin complex, ABP-450 (prabotulinumtoxinA) injection (“ABP-450”), for debilitating medical conditions. The Company is headquartered in Irvine, California.

On July 21, 2023 (the “Closing Date”), the Company completed the acquisition of AEON Biopharma Sub, Inc. (formerly known as AEON Biopharma, Inc.) (“Old AEON”) pursuant to the definitive agreement dated December 12, 2022 (the “Business Combination Agreement”), as amended April 27, 2023, by and among Priveterra Acquisition Corp. (“Priveterra”), Priveterra’s wholly-owned subsidiary, Priveterra Merger Sub, Inc., and Old AEON. Old AEON was incorporated in Delaware in February 2012 under the name Alphaeon Corporation as a wholly-owned subsidiary of Strathspey Crown Holdings Group, LLC (“SCH”). On December 18, 2019, the Company changed its name to “AEON Biopharma, Inc.” On the Closing Date, Old AEON merged with Priveterra Merger Sub, Inc., with Old AEON surviving the merger as a wholly-owned subsidiary of the Company. Also on the Closing Date, the Company changed its name from “Priveterra Acquisition Corp.” to “AEON Biopharma, Inc.” and is referred to herein as “AEON,” or the “Company.” Unless the context otherwise requires, references to “Priveterra” herein refer to the Company prior to the Closing Date.

Under the Business Combination Agreement, the Company agreed to acquire all outstanding equity interests of Old AEON for approximately 16,500,000 shares of Class A common stock, par value $0.0001 per share (“common stock”), which Old AEON’s stockholders received in the form of shares of common stock of the Company (the consummation of the Merger and the other transactions contemplated by the Business Combination Agreement, collectively, the “Merger”). In addition, following the closing of the Merger (the “Closing”), certain AEON stockholders will be issued up to 16,000,000 additional shares of common stock to the extent certain milestones are achieved.

Prior to the Closing, Priveterra shares were listed on Nasdaq as “PMGM.” The post-Merger Company common stock and warrants commenced trading on the NYSE American under the symbols “AEON” and “AEON WS,” respectively, on July 24, 2023. See Note 3 Forward Merger for additional details.

Liquidity and Going Concern

The accompanying condensed consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern. The Company has experienced recurring losses from operations and has a net capital deficiency and negative cash flows from operations since its inception. As of September 30, 2024, the Company reported cash and cash equivalents of $0.5 million and an accumulated deficit of $433.7 million. The Company expects to incur losses and use cash in its operations for the foreseeable future.

On May 3, 2024, the Company announced preliminary top-line results from its planned interim analysis of the Phase 2 trial with ABP-450 in the preventative treatment of chronic migraine, which did not meet the primary or secondary endpoints. The Company originally intended to pursue submission of an Original BLA seeking one or more potential therapeutic indications for ABP-450. However, in May 2024, the Company announced the discontinuation of its Phase 2 clinical trials for episodic and chronic migraine in order to implement certain cash preservation measures. On July 9, 2024, the Company announced a strategic reprioritization to pursue a Section 351(k) biosimilar regulatory pathway for ABP-450, using AbbVie Inc.’s product Botox as a proposed reference product. The Company held an initial meeting with the FDA in the third quarter of 2024 during which it aligned with the FDA on next steps to develop a Botox biosimilar. The Company anticipates commencing comparative analytic studies in the fourth quarter of 2024 and preparing for a potential Biosimilar Biological Product Development (“BPD”) meeting with the FDA in 2025 to review the results from the studies.

On August 14, 2024, the Company entered into an “at-the-market” sales agreement with Leerink Partners LLC (“Leerink Partners”) relating to an at-the-market offering program (the “ATM”), pursuant to which the Company may offer and sell, from time to time at its sole discretion, shares of common stock, registered pursuant to a shelf registration statement on Form S-3 that the Securities and Exchange Commission (the “SEC”) declared effective on August 21, 2024, having aggregate gross proceeds of up to

$50.0 million through Leerink Partners as sales agent. As of September 30, 2024, the Company issued 65,392 shares under the ATM for net proceeds of $50 thousand and approximately $49.9 million of common stock remained available to be sold under the ATM. See Note 8 Common Stock for additional information.

The commencement of studies, preparation for the potential BPD meeting and any further development of ABP-450 would require additional funding in the form of equity financings or debt. There can be no assurance that such efforts will be successful or that, in the event that they are successful, the terms and conditions of such financing will be commercially acceptable. Furthermore, the use of equity as a source of financing would dilute existing shareholders. The Company is actively attempting to secure additional capital to fund its operations. However, there can be no assurance that the Company will be able to raise additional capital on commercially reasonable terms or at all. As a result of these conditions, management has concluded that there is substantial doubt about the Company’s ability to continue as a going concern and to meet its obligations as they become due within one year after the date that these condensed consolidated financial statements are issued.

The preparation of these condensed consolidated financial statements does not include any adjustments that may result from the outcome of this uncertainty. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of the Company’s liabilities and commitments in the normal course of business and does not include any adjustments to reflect the possible future effects of the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

The Company’s future operations are highly dependent on a combination of factors, including (1) the success of its research and development programs; (2) the timely and successful completion of any additional financing; (3) the development of competitive therapies by other biotechnology and pharmaceutical companies; (4) the Company’s ability to manage growth of the organization; (5) the Company’s ability to protect its technology and products; and, ultimately (6) regulatory approval and successful commercialization and market acceptance of its product candidates.

Note 2.    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The condensed consolidated financial statements include the accounts of the Company and its controlled subsidiaries.

On July 21, 2023, AEON completed the Merger with Old AEON, with Old AEON surviving the merger as a wholly-owned subsidiary of the Company, the accounting acquirer. The transaction was accounted for as a forward merger asset acquisition.

Unless the context otherwise requires, the “Company,” for periods prior to the Closing, refers to Old AEON, AEON Biopharma Sub, Inc. (“Predecessor”), and for the periods after the Closing, refers to AEON Biopharma, Inc., including AEON Biopharma Sub, Inc. (“Successor”). As a result of the Merger, the results of operations, financial position and cash flows of the Predecessor and Successor are not directly comparable. AEON Biopharma Sub, Inc. was deemed to be the predecessor entity. Accordingly, the historical financial statements of AEON Biopharma Sub, Inc. became the historical financial statements of the combined Company, upon the consummation of the Merger. As a result, the financial statements included in this report reflect (i) the historical operating results of AEON Biopharma Sub, Inc. prior to the Merger and (ii) the combined results of the Company, including AEON Biopharma Sub, Inc., following the Closing. The accompanying financial statements include Predecessor periods from January 1, 2023 to July 21, 2023 and July 1, 2023 to July 21, 2023, and Successor periods for the period from July 22, 2023 to September 30, 2023, and the three and nine months ended September 30, 2024. A black line between the Successor and Predecessor periods has been placed in the condensed consolidated financial statements and in the tables to the notes to the condensed consolidated financial statements to highlight the lack of comparability between these two periods.

Unaudited Interim Financial Information

The accompanying interim condensed consolidated balance sheets as of September 30, 2024 (Successor), the condensed consolidated statements of operations and comprehensive (loss) income and stockholders’ deficit for the three and nine months ended September 30, 2024 (Successor) and the periods from January 1, 2023 to July 21, 2023 (Predecessor), July 1, 2023 to July 21, 2023

(Predecessor) and July 22, 2023 to September 30, 2023 (Successor), and the condensed consolidated statements of cash flows for the nine months ended September 30, 2024 (Successor) and the periods from January 1, 2023 to July 21, 2023 (Predecessor) and July 22, 2023 to September 30, 2023 (Successor) and the related note disclosures are unaudited. The balance sheet information as of December 31, 2023 (Successor) is derived from the Successor’s audited financial statements. These unaudited interim financial statements have been prepared in accordance with U.S. GAAP and, in management’s opinion, on a basis consistent with the audited financial statements and reflect all adjustments which only include normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of September 30, 2024 (Successor) and its results of operations and comprehensive (loss) income and cash flows for the three and nine months ended September 30, 2024 (Successor) and the periods from January 1, 2023 to July 21, 2023 (Predecessor), July 1, 2023 to July 21, 2023 (Predecessor) and July 22, 2023 to September 30, 2023 (Successor). The results for the three and nine months ended September 30, 2024 (Successor) are not necessarily indicative of the results to be expected for the year ending December 31, 2024 or any other interim period.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes. The Company’s most significant estimates relate to the research and development accruals, valuation of common stock and related stock-based compensation, and the fair values of the contingent consideration, forward purchase agreements, in-process research and development, warrant liabilities and convertible notes. Although the Company bases estimates on historical experience, knowledge of current events and actions it may undertake in the future, and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments over the carrying values of assets and liabilities, this process may result in actual results differing materially from those estimated amounts used in the preparation of the financial statements.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company provides segment financial information and results for its segments based on the segregation of revenues and expenses that its chief operating decision makers review for purposes of allocating resources and evaluating its financial performance.

As of September 30, 2024 and December 31, 2023, the Company operates and manages its business as one operating and reportable segment.

Risk and Uncertainties

The Company is subject to risks common to early-stage companies in the pharmaceutical industry including, but not limited to, dependency on the clinical and commercial success of its current and any future product candidates, ability to obtain regulatory approval of its current and any future product candidates, the need for substantial additional financing to achieve its goals, uncertainty of broad adoption of its approved products, if any, by physicians and patients and significant competition.

The Company relies on Daewoong Pharmaceutical Co., LTD. (“Daewoong”), a South Korean pharmaceutical manufacturer, as an exclusive and sole supplier to manufacture the Company’s source material for product candidates. Any termination or loss of significant rights, including exclusivity, under the Company’s license and supply agreement with Daewoong (the “Daewoong Agreement”) would materially and adversely affect the Company’s commercialization of its products. See Note 7 Commitments and Contingencies for a discussion of the Daewoong Agreement.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. The cost of property and equipment is depreciated over the estimated useful lives of the respective assets. The Company’s furniture and fixtures are depreciated on a straight-line basis over a period of seven years. Equipment is depreciated over a useful life of five years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the related lease term.

Property and equipment, net, as of September 30, 2024 and December 31, 2023 (unaudited) are as follows (in thousands):

	September 30,	December 31,
	2024	2023
Furniture and fixtures	$199	$199
Equipment	237	237
Leasehold improvements	66	66
Property and equipment	502	502
Accumulated depreciation	(244)	(170)
Property and equipment, net	$258	$332

Other Accrued Expenses

Other accrued expenses were as follows (in thousands):

	September 30,	December 31,
	2024	2023
Legal expenses	$1,779	$1,867
Excise tax liability	569	569
Operating lease liability - short term portion	128	278
Daewoong vial usage	444	33
Remaining other accrued expenses	240	843
Total other accrued expenses	$3,160	$3,590

Convertible Notes

The Company elected to account for its convertible promissory notes at fair value at inception and at each subsequent reporting date. Subsequent changes in fair value are recorded as a component of non-operating income (loss) in the condensed consolidated statements of operations and comprehensive (loss) income or as a component of other comprehensive (loss) income for changes related to instrument-specific credit risk. As a result of electing the fair value option, direct costs and fees related to the convertible promissory notes are expensed as incurred. The Predecessor convertible promissory notes were converted into shares of the Company’s common stock at the Closing.

Contingent Consideration (Successor)

The Company accounts for its contingent consideration as either equity-classified or liability-classified instruments based on an assessment of the Contingent Consideration Shares specific terms (as further defined in Note 6 Fair Value Measurements) and applicable authoritative guidance in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and Derivatives and Hedging (“ASC 815”). The Contingent Consideration Shares are classified as a liability on the Successor’s condensed consolidated balance sheets and remeasured at each reporting period with changes to fair value recorded to the Successor’s condensed consolidated statements of operations and comprehensive (loss) income.

Forward Purchase Agreements (Successor)

Based on the applicable guidance in ASC 480, ASC 815, Equity (“ASC 505”) and Staff Accounting Bulletin Topic 4.E, Receivables from Sale of Stock (“SAB 4E”), the Company had determined that each of its forward purchase agreements entered in connection with the Merger was a freestanding hybrid financial instrument comprising a subscription receivable and embedded features, which were bifurcated and accounted for separately as derivative instruments. The Company recorded the derivatives as liabilities and measured them at fair value each reporting period. For more information, see Note 3 Forward Merger. Subsequent changes in the bifurcated derivatives were recorded in the Successor’s condensed consolidated statements of operations and comprehensive (loss) income. The forward purchase agreements were terminated in March 2024, and the loss related to the termination was recorded to the condensed consolidated statement of operations and comprehensive (loss) income.

Warrants (Successor)

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815. The assessment considers whether the warrants are freestanding financial instruments and meet all of the requirements for equity classification, including whether the warrants are indexed to the Company’s own shares of common stock, among other conditions for equity classification. This assessment is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as a liability and measured at their fair value on the date of issuance, and each balance sheet date thereafter until settlement. Changes in the estimated fair value of the warrants are recognized in the Successor’s condensed consolidated statements of operations and comprehensive (loss) income.

Convertible Preferred Stock (Predecessor)

The Company recorded its Predecessor convertible preferred stock at their respective issuance price, less issuance costs on the dates of issuance. The convertible preferred stock was classified outside of permanent equity as temporary equity in the accompanying Predecessor’s condensed consolidated balance sheets. Although the convertible preferred stock was not redeemable at the holder’s option, upon certain change in control events that are outside of the Company’s control, including liquidation, sale or transfer of control of the Company, holders of the convertible preferred stock may have had the right to receive their liquidation preference to any distribution of the proceeds under the terms of the Company’s amended and restated certificate of incorporation. The Company did not adjust the carrying values of the convertible preferred stock to the liquidation preferences of such shares since it is uncertain whether or when a redemption event will occur. Subsequent adjustments to increase the carrying values to the redemption values will be made only when it becomes probable that such redemption will occur. As part of the Merger, each share of Old AEON common stock issued with respect to the Old AEON convertible preferred stock was converted into approximately 2.328 shares of common stock and the right to receive a pro-rata portion of the contingent consideration.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

Fair value measurements are based on a three-tiered valuation hierarchy, which is classified and disclosed by the Company in one of the three categories as follows:

•	Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
•

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly, or can be corroborated by observable market data for substantially the full term of the asset or liability; and

•	Level 3 — Prices or valuation techniques that require unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Leases

The Company determines whether a contract is, or contains, a lease at inception. Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset during the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at lease commencement based upon the estimated present value of unpaid lease payments over the lease term using the Company’s incremental borrowing rate applicable to the underlying asset unless the implicit rate is readily determinable. The Company determines the lease term as the noncancellable period of the lease, and may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Leases with a term of 12 months or less are not recognized on the balance sheets.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses consist primarily of costs associated with clinical studies including clinical trial design, clinical site reimbursement, data management, travel expenses and the cost of products used for clinical trials and internal and external costs associated with the Company’s regulatory compliance and quality assurance functions, including the costs of outside consultants and contractors that assist in the process of submitting and maintaining regulatory filings, and overhead costs. Additionally, research and development expenses include employee compensation, including stock-based compensation, supplies, consulting, prototyping, testing, materials, travel expenses and an allocation of facility overhead expenses. Costs incurred in obtaining technology licenses are charged to acquired in-process research and development (“IPR&D”) if the technology licensed has not reached technological feasibility and has no alternative future use. The acquired IPR&D at the Closing was written off to the Successor’s consolidated income statement for the period ended September 30, 2023.

The Company accrues the expenses for its clinical trial activities performed by third parties, including clinical research organizations and other service providers, based upon estimates of the work completed over the life of the individual study in accordance with associated agreements. The Company determines these estimates through discussion with internal personnel and outside service providers as to progress or stage of completion of trials or services pursuant to contracts with clinical research organizations and other service providers and the agreed-upon fee to be paid for such services. Payments made to outside service providers in advance of the performance of the related services are recorded as prepaid expenses and other current assets until the services are rendered. There have been no material adjustments to the Company’s estimates for clinical trial expenses through September 30, 2024 (Successor) and December 31, 2023 (Successor).

Stock-Based Compensation

The Company recognizes compensation expense for all share-based awards. The Company accounts for stock-based compensation as measured at grant date, based on the fair value of the award. The Company measures the fair value of awards granted using the Black-Scholes option pricing model, which requires the input of subjective assumptions, including the estimated fair value of common stock, the expected volatility of the Company’s common stock, expected risk-free interest rate, and the option’s expected life. The Company also evaluates the impact of modifications made to the original terms of equity awards when they occur.

The fair value of equity awards that are expected to vest is amortized on a straight-line basis over the requisite service period. Stock-based compensation expense is recognized net of actual forfeitures when they occur, as an increase to additional paid-in capital or noncontrolling interest in the condensed consolidated balance sheets and in selling, general and administrative or research and development expenses in the condensed consolidated statements of operations and comprehensive (loss) income. All stock-based compensation costs are recorded in the condensed consolidated statements of operations and comprehensive (loss) income based upon the underlying employee’s role within the Company.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires, among other things, that deferred income taxes be provided for temporary differences between the tax basis of the Company’s assets and liabilities and their financial statement reported amounts. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses and research and development credit carryforwards and are measured using the enacted tax rates and laws that will be in effect when such items are expected to reverse. A valuation allowance is provided against deferred tax assets unless it is more likely than not that they will be realized.

The Company records uncertain tax positions on the basis of a two-step process whereby (i) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying condensed consolidated statements of operations and comprehensive (loss) income. Any accrued interest and penalties related to uncertain tax positions will be reflected as a liability in the condensed consolidated balance sheets.

Net income (loss) Per Share

Prior to the Merger, the Predecessor calculated basic and diluted net income (loss) per share to common stockholders in conformity with the two-class method required for companies with participating securities. The Company considered all series of convertible preferred stock to be participating securities as they participate in any dividends declared by the Company. Under the two-class method, undistributed earnings allocated to these participating stockholders were subtracted from net income in determining net income (loss) attributable to common stockholders. Net income (loss) was not allocated to convertible preferred stock as the holders of convertible preferred stock did not have a contractual obligation to share in losses. Subsequent to the Merger, the Company only has one class of shares.

Basic net income (loss) per share is computed by dividing the net income (loss) by the weighted average number of shares of common stock outstanding during the period, without consideration for potentially dilutive shares of common stock in Predecessor periods. For Predecessor periods, diluted net income (loss) per share was computed by dividing the net income (loss) by the weighted average number of shares of common stock and potentially dilutive securities outstanding for the period using the “treasury stock,” “if converted” or “two-class” method unless their inclusion would have been anti-dilutive. For purposes of the diluted net income (loss) per share calculation, convertible preferred stock, warrants, convertible notes and common stock options were considered as potentially dilutive securities.

Since the Company was in a loss position for the periods from January 1, 2023 to July 21, 2023 (Predecessor) and July 1, 2023 to July 21, 2023 (Predecessor), July 22, 2023 to September 30, 2023 (Successor), and the three months ended September 30, 2024, basic net loss per share is the same as diluted net loss per share as the inclusion of all potentially dilutive shares of common stock was anti-dilutive. For the nine months ended September 30, 2024 (Successor), dilutive options of 1,924,428 and restrict stock units of 848,521 were included in the calculation for diluted net income per share.

Basic and diluted net loss per share for the Predecessor periods from January 1, 2023 to July 21, 2023 and July, 1, 2023 to July 21, 2023 were calculated as follows (in thousands, except share and per share amounts) (unaudited):

Period from January 1, 2023 to July 21, 2023 (Predecessor)
Net loss	$(60,678)
Weighted average shares of common stock outstanding, basic and diluted	138,848,177
Net loss per share, basic and diluted	$(0.44)

Period from July 1, 2023 to July 21, 2023 (Predecessor)
Net loss	$(27,661)
Weighted average shares of common stock outstanding, basic and diluted	138,848,177
Net loss per share, basic and diluted	$(0.20)

Basic and diluted net (loss) income per share for the Successor periods from July 22, 2023 to September 30, 2023, and the three and nine months ended September 30, 2024 were calculated as follows (in thousands, except share and per share amounts) (unaudited):

Period from July 22, 2023 to September 30, 2023 (Successor)
Net loss	$(297,711)
Weighted average shares of common stock outstanding, basic and diluted	37,159,600
Net loss per share, basic and diluted	$(8.01)

Three months ended September 30, 2024 (Successor)
Net loss	$(6,171)
Weighted average shares of common stock outstanding, basic and diluted	39,515,292
Net loss per share, basic and diluted	$(0.16)

Nine months ended September 30, 2024 (Successor)
Net income	$39,923
Weighted average shares of common stock outstanding, basic	38,545,882
Net income per share, basic	$1.04
Weighted average shares of common stock outstanding, diluted	41,318,831
Net income per share, diluted	$0.97

The following potentially dilutive securities outstanding have been excluded from the computation of diluted weighted average shares outstanding because such securities have an anti-dilutive impact (unaudited):

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2024	2023		2024	2023
	Successor	Successor July 22 to September 30	Predecessor July 1 to July 21	Successor	Successor July 22 to September 30	Predecessor July 1 to July 21
Warrants	3,988,952	14,479,999	14,479,999	3,988,952	14,479,999	14,479,999
Contingent consideration	16,000,000	16,000,000	16,000,000	16,000,000	16,000,000	16,000,000
Contingent founder shares	3,450,000	3,450,000	3,450,000	3,450,000	3,450,000	3,450,000
Common stock options and restricted stock units	8,966,962	4,888,537	4,888,537	6,194,013	4,888,537	4,888,537
	32,405,914	38,818,536	38,818,536	29,632,965	38,818,536	38,818,536

Contingencies

The Company may be, from time to time, a party to various disputes and claims arising from normal business activities. The Company continually assesses litigation to determine if an unfavorable outcome would lead to a probable loss or reasonably possible loss which could be estimated. The Company accrues for all contingencies at the earliest date at which the Company deems it probable that a liability has been incurred and the amount of such liability can be reasonably estimated. If the estimate of a probable loss is a range and no amount within the range is more likely than another, the Company accrues the minimum of the range. In the cases where the Company believes that a reasonably possible loss exists, the Company discloses the facts and circumstances of the litigation, including an estimable range, if possible.

Recent Accounting Standards

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures. This update requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. ASU 2023-09 is effective for public entities with annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. This update requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280, on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 31, 2023, and for interim periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

Other recent accounting pronouncements issued by the FASB, the American Institute of Certified Public Accountants, and the SEC did not, or are not believed by management to, have a material impact on the Company’s financial position, results of operations or cash flows.

Note 3.     Forward Merger

On December 12, 2022, Old AEON and Priveterra entered into a Business Combination Agreement. On July 3, 2023, Priveterra held the special meeting of stockholders, at which the Priveterra stockholders considered and adopted, among other matters, a proposal to approve the transactions contemplated by the Business Combination Agreement, including the Merger. On July 21, 2023, the parties consummated the Merger. In connection with the Closing, Priveterra changed its name from Priveterra Acquisition Corp. to AEON Biopharma, Inc.

At the effective time of the Merger (the “Effective Time”), each outstanding share of Old AEON common stock (on an as-converted basis after taking into effect the conversion of the outstanding warrants of Old AEON exercisable for shares of Old AEON preferred stock, the conversion of the shares of Old AEON preferred stock into Old AEON common stock in accordance with the governing documents of Old AEON as of the Effective Time, the conversion of the outstanding convertible notes of Old AEON into Old AEON common stock in accordance with the terms of such convertible notes and after giving effect to the issuance of Old AEON common stock in connection with the merger of ABP Sub, Inc. with and into Old AEON) issued and outstanding immediately prior to the Effective Time converted into the right to receive approximately 2.328 shares of the Company’s common stock and the right to receive a pro-rata portion of the contingent consideration. In addition, each share of Priveterra Class B common stock (“Founder Shares”), par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time converted into one share of common stock totaling 6,900,000 shares of common stock (of which 3,450,000 Founder Shares are subject to certain vesting and forfeiture conditions).

In connection with the Merger, on January 6, 2023, Priveterra and Old AEON entered into separate subscription agreements for convertible notes with each of Alphaeon 1 LLC (“A1”) and Daewoong (collectively, the “Original Committed Financing Agreements”), pursuant to which A1 and Daewoong agreed to purchase, and Priveterra and Old AEON agreed to sell to each of them, up to $15 million and $5 million, respectively, aggregate of principal of interim convertible notes or equity. Further, on June 8, 2023, Old AEON and Priveterra entered into a committed financing agreement with A1 (the “Additional Committed Financing Agreement”), pursuant to which A1 agreed to purchase, and Priveterra and Old AEON agreed to sell to A1, up to an additional $20 million aggregate principal of interim convertible notes or equity. Pursuant to such agreement, Old AEON issued $14 million of interim convertible notes to A1 in the first and second quarters of 2023. The notes were subsequently measured at fair value under a fair value option election, with changes in fair value reported in earnings of the Predecessor (Old AEON). Conversion of the notes was contingent and automatically convertible on the Merger, and 2,226,182 shares of Priveterra Class A common stock were issued on the Closing Date in settlement of their conversion. The proceeds from the interim convertible notes were used to fund Old AEON’s operations through the consummation of the Merger. Additionally, approximately $25 million was received on the Closing Date in exchange for an aggregate of 3,571,429 shares of Priveterra Class A common stock at $7.00 per share that were issued under the Original Committed Financing Agreements and Additional Committed Financing Agreements, and reflected “on the line” in the Successor’s opening accumulated deficit.

On April 27, 2023, Priveterra and AEON amended the Business Combination Agreement. Concurrently with the amendment to the Business Combination Agreement, Priveterra amended the Sponsor Support Agreement to include restriction and forfeiture provisions related to the Founder Shares. See Note 6 Fair Value Measurements for additional information. The fair value of the contingent consideration at the Closing was valued to be $125.7 million, and is included in the purchase price. Additionally, the Successor assumed the Predecessor’s 2019 Incentive Award Plan, and as such, the fair value of the replacement awards of $13.3 million were included in purchase consideration, $11.5 million related to stock options and $1.8 million related to restricted stock units. See Note 9 Share-based Compensation for additional information.

Asset Acquisition Method of Accounting

The Merger was accounted for using the asset acquisition method in accordance with U.S. GAAP. Under this method of accounting, Priveterra was considered to be the accounting acquirer based on the terms of the Merger. Upon consummation of the Merger, the cash on hand resulted in the equity at risk being considered insufficient for Old AEON to finance its activities without additional subordinated financial support. Therefore, Old AEON was considered a Variable Interest Entity (“VIE”) and the primary beneficiary of Old AEON was treated as the accounting acquirer. Priveterra held a variable interest in Old AEON and owned 100% of Old AEON’s equity. Priveterra was considered the primary beneficiary as it has the decision-making rights that gives it the power to direct the most significant activities. Also, Priveterra retained the obligation to absorb the losses and/or receive the benefits of Old AEON that could have potentially been significant to Old AEON. The Merger was accounted for as an asset acquisition as substantially all of the fair value was concentrated in IPR&D, an intangible asset. Old AEON’s assets (except for cash) and liabilities were measured at fair value as of the transaction date. Consistent with authoritative guidance on the consolidation of a VIE that is not considered a business, differences in the total purchase price and fair value of assets and liabilities are recorded as a gain or loss. The loss on the consolidation of the VIE is reflected “on the line” in the Successor’s opening accumulated deficit.

Costs incurred in obtaining technology licenses are charged to research and development expense as IPR&D if the technology licensed has not reached technological feasibility and has no alternative future use. The acquired IPR&D of $348.0 million at the Closing was written off to the Successor’s consolidated statement of operations for the period ended September 30, 2023. To estimate the value of the acquired IPR&D, the Company used a Multi-Period Excess Earnings Method under the Income Approach. The determination of the fair value requires management to make significant estimates including, but not limited to, the discount rate used, the total addressable market for each potential drug, market penetration assumptions, and the estimated timing of commercialization of the drugs. Changes in these assumptions could have a significant impact on the fair value of the IPR&D. The significant assumptions used in determining IPR&D was the discount rate of 25%, implied internal rate of return of 24.8% and long-term growth rate of 4%.

The following is a summary of the purchase price calculation (in thousands except share and per share data):

Number of shares issued as consideration in the Merger	16,500,000
Shares issued for interim convertible notes related to Committed Financing	2,226,182
Total number of shares of common stock of the combined company	18,726,182
Multiplied by the Priveterra share price, as of the Closing	$10.84
Total	$202,992
Fair value of contingent consideration	125,699
Replacement of share-based payment awards	13,331
Assumed liabilities	125
Total purchase price	$342,147

The allocation of the purchase price was as follows (in thousands):

Cash and cash equivalents	$2,001
Net working capital (excluding cash and cash equivalents)	(16,182)
Other assets and liabilities	775
Acquired in-process research and development	348,000
Net assets acquired	334,594
Loss on consolidation of VIE	7,553
Total purchase price	$342,147

In connection with the Merger, the transactions that occurred concurrently with the closing date of the Merger were reflected “on the line”. “On the line” describes those transactions triggered by the consummation of the Merger that are not recognized in the consolidated financial statements of the Predecessor nor the Successor as they are not directly attributable to either period but instead were contingent on the Merger. The opening cash balance in the Successor’s condensed consolidated statement of cash flow of $31.2 million consists of cash and cash equivalents from Priveterra of $29.2 million and Old AEON $2.0 million.

The number of shares of common stock issued and amounts recorded on the line within stockholders’ deficit are reflected below to arrive at the opening consolidated balance sheet of the Successor.

		Shares of common stock	Common stock amount	Subscription Receivable	APIC	Accumulated Deficit

Priveterra closing equity as of July 21, 2023		557,160	$—	$—	$5,937	$(12,897)
Shares issued as Consideration in the Merger	Note 1	16,500,000	2	—	192,189	—
Merger Consideration - Shares issued for Interim Convertible Notes related to Committed Financing	Note 5	2,226,182	—	—	24,132	—
Stock-Compensation for Class B Founder Shares	Note 3	6,900,000	1	—	68,972	(68,972)
Forward Purchase Agreements	Note 6	6,275,000	1	(60,710)	66,714	(38,255)
Issuance of Make-Whole derivative	Note 6	—	—	—	—	(427)
Shares issued in New Money PIPE Subscription Agreements	Note 6	1,001,000	—	—	10,844	(6,433)
Shares issued for Committed Financing	Note 6	3,571,429	—	—	38,714	(13,714)
Contingent Founder Shares	Note 6	—	—	—	(31,401)	—
Loss on Consolidation of VIE	Note 3	—	—	—	—	(7,553)
Other Miscellaneous		128,829	—	—	1,397	(1,397)
Total		37,159,600	$4	$(60,710)	$377,498	$(149,648)

The Sponsor, in connection with Priveterra’s initial public offering, purchased 6,900,000 shares of Class B common stock (the “Founder Shares”) for $25,000 (approximately $0.004 per share). These shares had no value until Priveterra effected the Merger. Upon the Merger, the Founder Shares automatically converted to shares of common stock. This conversion was solely contingent upon the completion of the Merger, a performance condition, and did not include any future service requirements. As such, the grant date fair value of the 6,900,000 shares was expensed in the amount of $69.0 million and is presented “on the line.” Pursuant to the terms of the Sponsor Support Agreement, as amended, effective at the Closing, 50% of the Founder Shares (i.e., 3,450,000 Founder Shares) (the “Contingent Founder Shares”) were unvested and subject to the restrictions and forfeiture provisions set forth in the Sponsor Support Agreement. As such, the fair value at Closing of the remaining 3,450,000 shares with vesting conditions in the amount of $31.4 million was reclassified from additional paid-in capital to contingent consideration liability on the accompanying Successor’s consolidated balance sheet.

Note 4.    Related Party Transactions (Predecessor)

2019 Debt Financings

During the periods from July 1, 2023 to July 21, 2023 (Predecessor) and January 1, 2023 to July 21, 2023 (Predecessor), the Predecessor recognized $0.9 million and $1.6 million, respectively, of expense related to the increase in the fair value of the 2019 Convertible Notes. The 2019 Convertible Notes were converted into shares of the Successor’s common stock at the Closing and were recorded “on the line” as part of the shares issued as consideration in the Merger (see Note 3 Forward Merger).

SCH Convertible Note

During the periods from July 1, 2023 to July 21, 2023 (Predecessor) and January 1, 2023 to July 21, 2023 (Predecessor), the Predecessor recognized $2.1 million and $4.2 million, respectively, of expense related to the increase in the fair value of the SCH Convertible Note. The SCH Convertible Note was converted into shares of the Successor’s common stock at the Closing and was recorded “on the line” as part of the shares issued as consideration in the Merger (see Note 3 Forward Merger).

A1 Convertible Notes

During the periods from July 1, 2023 to July 21, 2023 (Predecessor) and January 1, 2023 to July 21, 2023 (Predecessor), the Predecessor recognized $1.8 million and $3.0 million, respectively, of expense related to the increase in the fair value of the 2021 A1 Convertible Notes; $2.5 million and $4.2 million, respectively, of expense related to the increase in the fair value of the 2022 A1 Convertible Notes; $10.2 million and $10.1 million, respectively, of expense related to the increase in the fair value of the March 2023 A1 Convertible Notes. All of the A1 Convertible Notes were converted into shares of the Successor’s common stock and was recorded “on the line” at the Closing (see Note 3 Forward Merger).

Note 5.    Daewoong Convertible Notes

During the periods from July 1, 2023 to July 21, 2023 (Predecessor) and January 1, 2023 to July 21, 2023 (Predecessor), the Predecessor recognized $1.4 million and $3.7 million, respectively, of income related to the decrease in the fair value of the Daewoong Convertible Notes. The Daewoong Convertible Notes were converted into shares of the Successor’s common stock at the Closing.

Convertible Note Subscription and License Agreement Amendment

On March 19, 2024, the Company entered into a subscription agreement with Daewoong (the “Subscription Agreement”) relating to the sale and issuance by the Company of senior secured convertible notes (each, a “2024 Convertible Note” and together, the “2024 Convertible Notes”) in the principal amount of up to $15.0 million, which are convertible into shares of the Company’s common stock, subject to certain conditions and limitations set forth in each Convertible Note. Each Convertible Note contains customary events of default, accrues interest at an annual rate of 15.79% and has a maturity date that is three years from the funding date, unless earlier repurchased, converted or redeemed in accordance with its terms prior to such date. The Company will use the net proceeds from each Convertible Note to support the late-stage clinical development of its lead product candidate ABP-450 and for general working capital purposes. Pursuant to the terms of the Subscription Agreement, on March 24, 2024, the Company issued and sold to Daewoong one Convertible Note in the principal amount of $5.0 million, and on April 12, 2024, the Company issued and sold to Daewoong one Convertible Note in the principal amount of $10.0 million.

On March 19, 2024, the Company entered into a Fourth Amendment to the License Agreement (the “License Agreement Amendment”) with Daewoong, which amends that certain License and Supply Agreement, by and between the Company and Daewoong, dated December 20, 2019, as previously amended on July 29, 2022, January 8, 2023 and April 24, 2023 (the “License Agreement”). Pursuant to the terms of the License Agreement Amendment, the License Agreement will terminate if, over any six month period, (a) the Company ceases to commercialize ABP-450 in certain territories specified in the License Agreement and (b) the Company ceases to advance any clinical studies of ABP-450 in such territories. The License Agreement Amendment also provides that, in the event that the License Agreement is terminated for the foregoing reasons, Daewoong will have the right to purchase all Know-How (as defined in the License Agreement) related to ABP-450 for a price of $1.00 (the “Termination Purchase Right”). The Termination Purchase Right will terminate and expire upon Daewoong’s sale of 50% of its common stock, including common stock held by its affiliates and common stock that would be issued upon an Automatic Conversion or Optional Conversion (as defined in the Convertible Notes).

During the three and nine months ended September 30, 2024 (Successor), the Company recognized $1.9 million and $0.2 million, respectively, of expense related to the increase in the fair value of the 2024 Daewoong Convertible Note. As of September 30, 2024, the principal amount outstanding under the 2024 Daewoong Convertible Note was $15.0 million, with an estimated fair value of $15.2 million.

Note 6.    Fair Value Measurements

The Company measures fair value based on the prices that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The carrying value of cash and cash equivalents, accounts payable, accrued liabilities and convertible notes approximate fair value because of the short-term nature of those instruments. The following are other financial assets and liabilities that are measured at fair value on a recurring basis.

Convertible Notes at Fair Value

Due to certain embedded features within the convertible notes, the Company elected the fair value option to account for its convertible notes, including any paid-in-kind principal and interest, and the embedded features.

During the three and nine months ended September 30, 2024 (Successor) and the periods from January 1, 2023 to July 21, 2023 (Predecessor), July 1, 2023 to July 21, 2023 (Predecessor), the Company recognized $1.9 million, $0.2 million, $19.4 million and $13.2 million, respectively, of expense related to the increase in the fair value of the convertible notes. As of September 30, 2024 (Successor) and December 31, 2023 (Successor), the principal amount outstanding under the convertible notes was $15.0 million and

$0, respectively, with an estimated fair value of $15.2 million and $0, respectively. The convertible notes outstanding prior to the Closing were converted into shares of the Successor’s common stock at the Closing. For more information on convertible notes, see Note 4 Related Party Transactions (Predecessor) and Note 5 Daewoong Convertible Notes.

The fair value of the convertible notes was determined based on Level 3 inputs using a scenario-based analysis that estimated the fair value of the convertible notes based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the noteholders, including various qualified financings, corporate transaction and dissolution scenarios. The significant unobservable input assumptions that can significantly change the fair value included (i) the weighted average cost of capital, (ii) the timing of payments, (iii) the discount for lack of marketability, and (iv) the probability of certain corporate scenarios. During the three and nine months ended September 30, 2024 (Successor), and the periods from January 1, 2023 to July 21, 2023 (Predecessor) and July 1, 2023 to July 21, 2023 (Predecessor), the Company utilized discount rates ranging from 15% to 60%, respectively, reflecting changes in the Successor’s and Predecessor’s risk profile, time-to-maturity probability, and key terms when modified to the convertible notes.

As of the Closing, the fair value of the Predecessor convertible notes immediately prior to their conversion was based on the fair value of the Company’s shares to be received by the holders using the market price of the shares at Closing.

Forward Purchase Agreements (Successor)

On June 29, 2023, Priveterra and Old AEON entered into the Forward Purchase Agreements with each of (i) ACM ARRT J LLC (“ACM”) and (ii) Polar Multi-Strategy Fund (“Polar”) (each of ACM and Polar, individually, a “Seller”, and together, the “Sellers”) for OTC Equity Prepaid Forward Transactions. For purposes of each Forward Purchase Agreement, Priveterra is referred to as the “Company” prior to the consummation of the Merger, while AEON is referred to as the “Company” after the consummation of the Merger. As described below, the Forward Purchase Agreements were terminated on March 18, 2024.

Pursuant to the terms of the Forward Purchase Agreements, the Sellers intended, but were not obligated, to purchase up to 7,500,000 shares of Priveterra Class A Common Stock in the aggregate concurrently with the Closing pursuant to each Seller’s respective FPA Funding Amount PIPE Subscription Agreement. No Seller would be required to purchase an amount of shares of Priveterra Class A Common Stock that would result in that Seller owning more than 9.9% of the total shares of Priveterra Class A Common Stock outstanding immediately after giving effect to such purchase, unless such Seller, at its sole discretion, waived such 9.9% ownership limitation. The Number of Shares subject to a Forward Purchase Agreement was subject to reduction following a termination of the Forward Purchase Agreements with respect to such shares as described under “Optional Early Termination” (“OET”) in the respective Forward Purchase Agreements.

Each Forward Purchase Agreement provided that a Seller would be paid directly the Prepayment Amount which was equal to an aggregate of $66.7 million based on the product of (i) 6,275,000 shares of Priveterra Class A Common Stock (the “Additional Shares”) and (ii) the redemption price per share of $10.63.

On July 21, 2023, the Company was obligated to pay each Seller separately the Prepayment Amount required under its respective Forward Purchase Agreement, except that since the Prepayment Amount payable to a Seller was to be paid from the purchase of the Additional Shares by such Seller pursuant to the terms of its respective FPA Funding Amount PIPE Subscription Agreement, such amount was netted against such proceeds, with such Seller being able to reduce the purchase price for the Additional Shares by the Prepayment Amount. For the avoidance of doubt, any Additional Shares purchased by a Seller were to be included in the Number of Shares for its respective Forward Purchase Agreement for all purposes, including for determining the Prepayment Amount. Therefore, the aggregate Prepayment Amount of $66.7 million was netted against the proceeds paid from the purchase of the Additional Shares in the aggregate by the Sellers pursuant to the FPA Funding Amount PIPE Subscription Agreements. The Company did not have access to the Prepayment Amount immediately following the Closing and, pursuant to the termination of the Forward Purchase Agreements as described below related to the FPA termination, the Sellers will retain the Prepayment Amount in full, which may adversely affect our liquidity and capital needs. The Prepayment Amount of $66.7 million was recorded at its present value of $60.7 million as Subscription Receivables, which reduced stockholders’ deficit on the Successor’s condensed consolidated balance sheet at September 30, 2023. The $6 million difference between the subscription receivables and the present value of the subscription receivables at Closing was recorded as a loss “on the line” in the Successor’s opening accumulated deficit (see Note 3 Forward Merger). For the period from July 22, 2023 to September 30, 2023 (Successor), the Company recorded expense of $15.5 million related to the increase in fair value of the derivatives to the Successor’s condensed consolidated statement of operations and comprehensive (loss) income.

The Company utilized the Monte-Carlo valuation model using expected volatility of 67.0% and risk-free rate of 5.11% and expected life of 1.81 years. As of December 31, 2023 (Successor), the fair value of the FPA was $40.3 million, which was included within embedded forward purchase agreements and derivative liabilities on the condensed consolidated balance sheet.

Termination of Forward Purchase Agreements

On March 18, 2024, the Company and ACM ARRT J LLC (“ACM”) entered into a termination agreement (the “ACM Termination Agreement”) terminating that certain Forward Purchase Agreement, dated June 29, 2023, by and among the Company and ACM (the “ACM FPA”). The ACM Termination Agreement provides that (i) ACM will retain 3,100,000 previously issued shares of common stock held by ACM pursuant to the ACM FPA and its respective subscription agreement (the “ACM Retained Shares”) and (ii) the Company will be subject to up to $1,500,000 in liquidated damages if it fails to meet certain registration requirements for the ACM Retained Shares, subject to certain conditions set forth in the ACM Termination Agreement. In the first quarter of 2024, the Company recorded the potential $1.5 million as a liability to the condensed consolidated balance sheet. However, since ACM elected to remove its respective shares from the registration statement, the Company released the liability from the condensed consolidated balance sheet in the second quarter of 2024. ACM did not pay any cash to the Company for the ACM Retained Shares and retained all portions of the Prepayment Amount associated with the ACM Retained Shares.

On March 18, 2024, the Company and Polar entered into a termination agreement (the “Polar Termination Agreement”) terminating that certain Forward Purchase Agreement, dated June 29, 2023, by and among the Company and Polar (the “Polar FPA”). The Polar Termination Agreement provides that (i) Polar will retain 3,175,000 previously issued shares of common stock held by Polar pursuant to the Polar FPA and its respective subscription agreement (the “Polar Retained Shares”) and (ii) the Company will be subject to up to $1,500,000 in liquidated damages if it fails to meet certain registration requirements for the Polar Retained Shares, subject to certain conditions set forth in the Polar Termination Agreement. In the first quarter of 2024, the Company recorded the potential $1.5 million as a liability to the condensed consolidated balance sheet. However, since Polar elected to remove its respective shares from the registration statement, the Company released the liability from the condensed consolidated balance sheet in the second quarter of 2024. Polar did not pay any cash to the Company for the Polar Retained Shares and retained all portions of the Prepayment Amount associated with the Polar Retained Shares.

As a result of the ACM Termination Agreement and Polar Termination Agreement, the Company recorded a charge to the condensed consolidated statement of operations of $0 and $20.3 million during the three and nine months ended September 30, 2024, respectively, to reverse the related subscription receivable and derivative liability on the accompanying condensed consolidated balance sheet.

In connection with the negotiation of the Forward Purchase Agreements (and FPA Termination Agreements) and related subscription agreements, J.V.B. Financial Group, LLC, acting through its Cohen & Company Capital Markets division (“CCM”), provided certain consulting services, initially to Priveterra and subsequently to AEON, pursuant to an engagement letter, by and between the Company and CCM, dated July 27, 2023 and amended July 1, 2024 (the “CCM Engagement Letter”). On July 5, 2024, pursuant to the CCM Engagement Letter, the Company issued 400,000 shares of the Company’s common stock to CCM.

New Money PIPE Subscription Agreements and Letter Agreements

As of September 30, 2024 (Successor) and December 31, 2023 (Successor), the make-whole provision derivative liability was $0.3 million and $0.7 million, respectively, included in the embedded forward purchase agreements and derivative liabilities on the Successor’s condensed consolidated balance sheets. For the three and nine months ended September 30, 2024 (Successor), and for the period from July 22, 2023 to September 30, 2023 (Successor), the Company recorded income (expense) related to the change in fair value of the make-whole provision derivative liability of $0.1 million, $0.4 million and $(0.3) million, respectively.

Contingent Consideration and Contingent Founder Shares (Successor)

As part of the Merger, certain Founder Shares and Participating Stockholders shares (together, “Contingent Consideration Shares”), as further discussed below, contain certain contingent provisions.

On April 27, 2023, Priveterra and Old AEON amended the Business Combination Agreement. Concurrently with the amendment to the Business Combination Agreement, Priveterra amended the Sponsor Support Agreement to include restriction and forfeiture provisions related to the Founder Shares. In addition following the Closing, certain AEON Stockholders will be issued up to 16,000,000 additional shares of common stock.

Pursuant to the terms of the Sponsor Support Agreement, as amended, effective immediately after the Closing, 50% of the Founder Shares (i.e., 3,450,000 Founder Shares) (the “Contingent Founder Shares”) were unvested and subject to the restrictions and forfeiture provisions set forth in this Sponsor Support Agreement. The remaining 50% of the Founder Shares and 100% of the Private Placement Warrants are not subject to such restrictions and forfeiture provisions. The Contingent Founder Shares shall vest, and shall become free of the provisions as follows:

● 1,000,000 of the Contingent Founder Shares (the “Migraine Phase 3 Contingent Founder Shares”) shall vest upon the achievement of the conditions for the issuance of the Migraine Phase 3 Contingent Consideration Shares on or prior to the Migraine Phase 3 Outside Date;

● 1,000,000 of the Contingent Founder Shares (the “CD BLA Contingent Founder Shares”) shall vest upon the achievement of the conditions for the issuance of the CD BLA Contingent Consideration Shares on or prior to the CD BLA Outside Date; and

● 1,450,000 of the Contingent Founder Shares (the “Episodic/Chronic Migraine Contingent Founder Shares”) shall vest upon the earlier of (x) the achievement of the conditions for the issuance of the Episodic Migraine Contingent Consideration Shares on or before the Episodic Migraine Outside Date and (y) the achievement of the conditions for the issuance of the Chronic Migraine Contingent Consideration Shares on or before the Chronic Migraine Outside Date.

The Sponsor has agreed not to vote the Contingent Founder Shares during any period of time that such Contingent Founder Shares are subject to vesting.

Following the Closing, in addition to the consideration received at the Closing and as part of the overall consideration paid in connection with the Merger, certain holders of common stock in Old AEON (the “Participating AEON Stockholders”) will be issued a portion of up to 16,000,000 additional shares of common stock, as follows:

● 1,000,000 shares of common stock, in the aggregate, if, on or before June 30, 2025 (as it may be extended, the “Migraine Phase 3 Outside Date”), the Company shall have commenced a Phase 3 clinical study for the treatment of chronic migraine or episodic migraine, which Phase 3 clinical study will have been deemed to commence upon the first subject having received a dose of any product candidate that is being researched, tested, developed or manufactured by or on behalf of the Company or any of its subsidiaries (any such product candidate, a “Company Product”) in connection with such Phase 3 clinical study (such 1,000,000 shares of common stock, the “Migraine Phase 3 Contingent Consideration Shares”); and

● 4,000,000 shares of common stock, in the aggregate, if, on or before November 30, 2026 (as it may be extended, the “CD BLA Outside Date”), the Company shall have received from the FDA acceptance for review of the BLA submitted by the Company for the treatment of cervical dystonia (such 4,000,000 shares of common stock, the “CD BLA Contingent Consideration Shares”);

● 4,000,000 shares of common stock, in the aggregate, if, on or before June 30, 2029 (as it may be extended, the “Episodic Migraine Outside Date”), the Company shall have received from the FDA acceptance for review of the BLA submitted by the Company for the treatment of episodic migraine (such 4,000,000 shares of common stock, the “Episodic Migraine Contingent Consideration Shares”); provided that in the event the satisfaction of the conditions for the issuance of the Episodic Migraine Contingent Consideration Shares occurs prior to the satisfaction of the conditions for the issuance of the Chronic Migraine Contingent Consideration Shares, then the number of Episodic Migraine Contingent Consideration Shares shall be increased to 11,000,000 shares of common stock; and

● 7,000,000 shares of common stock, in the aggregate, if, on or before June 30, 2028 (as it may be extended, the “Chronic Migraine Outside Date”, and together with the Migraine Phase 3 Outside Date, the CD BLA Outside Date and the Episodic Migraine Outside Date, the “Outside Dates”), the Company shall have received from the

FDA acceptance for review of the BLA submitted by AEON for the treatment of chronic migraine (such 7,000,000 shares of common stock, the “Chronic Migraine Contingent Consideration Shares”); provided that in the event that the number of Episodic Migraine Contingent Consideration Shares is increased to 11,000,000, then the number of Chronic Migraine Contingent Consideration Shares shall be decreased to zero and no Contingent Consideration Shares will be issued in connection with the satisfaction of the conditions to the issuance of the Chronic Migraine Contingent Consideration Shares.

● In the event that the Company licenses any of its products (except in connection with migraine or cervical dystonia indications) to a third-party licensor for distribution in the U.S. market (a “Qualifying License”) prior to the satisfaction of (x) the conditions for the issuance of the Episodic Migraine Contingent Consideration Shares and (y) the conditions for the issuance of the Chronic Migraine Contingent Consideration Shares, then upon the entry of AEON into such Qualifying License, 2,000,000 shares of common stock shall become due and payable to Participating Stockholders and the number of Episodic Migraine Contingent Consideration Shares and (A) the number of Episodic Migraine Contingent Consideration Shares shall be reduced by 1,000,000 or by 2,000,000 and (B) the number of Chronic Migraine Contingent Consideration Shares shall be reduced by 1,000,000, but not below zero.

The Company classifies the Contingent Consideration Shares as a liability on the Successor’s condensed consolidated balance sheets and remeasures at each reporting period with changes to fair value recorded to the Successor’s condensed consolidated statements of operations and comprehensive (loss) income.

The Company utilized the Probability-Weighted Expected Return Method (PWERM) model to value the contingent consideration based on earnout milestones, probability of forfeiture and success scenarios. As of September 30, 2024 (Successor) and December 31, 2023 (Successor), the contingent consideration liability was $6.9 million and $104.4 million, respectively.

For the three and nine months ended September 30, 2024 (Successor), and the period from July 22, 2023 to September 30, 2023 (Successor), the Company recognized income related to the change in fair value of contingent consideration of $0, $97.5 million and $75.9 million, respectively, on the Successor’s condensed consolidated statements of operations and comprehensive (loss) income, and relates to the change in probabilities of achieving certain scenarios following the clinical results released in the second quarter of 2024 and changes in the Company’s stock price during the period.

Warrants (Successor)

Upon the Closing, 14,479,999 warrants were outstanding, which were initially issued by Priveterra in February 2021, consisting of 9,200,000 public warrants sold in Priveterra’s initial public offering and 5,279,999 warrants issued in a concurrent private placement. The terms of the warrants are governed by a Warrant Agreement dated February 8, 2021 between the Company (then known as Priveterra Acquisition Corp.) and Continental Stock Transfer & Trust Company (the “Warrant Agreement”).

Warrant exercises

On March 29, 2024, the Company delivered notice of redemptions to warrant holders with a redemption date of April 29, 2024 for a cashless redemption of the Company’s outstanding public warrants. The number of shares of common stock that each exercising warrant holder received by virtue of the cashless exercise (instead of paying the $11.50 per Public Warrant cash exercise price) was calculated in accordance with the terms of the Warrant Agreement. Any remaining unexercised public warrants on the redemption date were cancelled and the public warrant holders received the redemption price of $0.10 for each public warrant.

During the three and nine months ended September 30, 2024 (Successor), an aggregate of 0 warrants and 10,283,637 warrants, respectively, were exercised on a cashless basis for 0 shares and 1,962,638 shares of common stock, respectively, with an impact to additional paid in capital of $0 and $15.0 million, respectively. Additionally, the Company paid $21 thousand in April 2024 related to the cancellation of the remaining 207,410 public warrants on the redemption date.

A summary of activity of the Company’s issued and outstanding public warrants for the nine months ended September 30, 2024 (Successor) is as follows (unaudited):

	Public	Private	Total

Issued and Outstanding, January 1, 2024	9,200,000	5,279,999	14,479,999
Number of warrants exercised	(8,992,590)	(1,291,047)	(10,283,637)
Number of warrants cancelled	(207,410)	-	(207,410)
Issued and Outstanding, September 30, 2024	-	3,988,952	3,988,952

The warrants are accounted for as a liability at the Closing with changes in the fair value recorded to the Successor’s condensed consolidated statement of operations. The Company utilized the Black-Scholes option pricing model, which requires the input of subjective assumptions, including the Company’s stock price, expected volatility of the Company’s common stock, expected risk-free interest rate, and the option’s expected remaining life. The fair value of the warrant liability was $1.8 million and $1.4 million as of September 30, 2024 (Successor) and December 31, 2023 (Successor), respectively. For the three and nine months ended September 30, 2024 (Successor) and the period from July 22, 2023 to September 30, 2023 (Successor), the expense (income) from the change in fair value of warrants was $0.4 million, $15.4 million and $(1.6) million, respectively.

Medytox Top-off Right

The Predecessor entered into a settlement agreement with Medytox, Inc. (“Medytox”) (the “Settlement Agreement”), effective as of June 21, 2021, as amended on May 5, 2022. Pursuant to the Settlement Agreement, among other things, the Predecessor agreed to enter into a share issuance agreement with Medytox pursuant to which the Predecessor issued 26,680,511 shares of Old AEON common stock, par value $0.0001 per share, to Medytox. The Settlement Agreement stated that in the event the shares of Old AEON common stock the Predecessor issued to Medytox represent less than 10% of the Predecessor’s total outstanding shares immediately prior to the consummation of the Merger (the “Target Ownership”), the Company will issue additional shares of Old AEON common stock to Medytox sufficient to cause Medytox to achieve the Target Ownership (the “Top-off Right”).

Because the shares of Old AEON common stock due to be issued to Medytox represented less than 10% of the Predecessor’s total outstanding shares immediately prior to consummation of the Merger, the Predecessor issued additional shares of Old AEON common stock (the “Top-off Shares”) to Medytox sufficient to cause Medytox to achieve the Target Ownership immediately prior to the Merger to the Top-off Right.

Based on the terms of the Settlement Agreement, the Top-off Right is a freestanding financial instrument, and is accounted for as a derivative liability pursuant to ASC 815. Accordingly, the Company recognized a loss of $11.8 million in the Predecessor period, reflecting the change in fair value through the Closing Date. At the Closing, the derivative liability was derecognized, and the issuance of the Top-off Shares was recognized as purchase consideration in the Successor’s opening additional paid-in capital (see Note 3 Forward Merger).

Summary of Recurring Fair Value Measurements

The following details the Company’s recurring measurements for assets and liabilities at fair value (in thousands, unaudited):

	Convertible Notes	Warrant Liabilities	Contingent Consideration	Embedded Forward Purchase Agreement and Make Whole Derivative
	(Level 3)	(Level 3)	(Level 3)	(Level 3)
Successor
Balance, January 1, 2024	$-	$1,447	$104,350	$41,043
Issuance of convertible notes	15,000	-	-	-
Change in fair value	170	15,376	(97,464)	(399)
Warrant cashless exercise	-	(14,979)	-	-
Termination of forward purchase agreements	-	-	-	(40,380)
Balance, September 30, 2024	$15,170	$1,844	$6,886	$264

Note 7.    Commitments and Contingencies

Operating Leases

In December 2021, the Predecessor entered into a three-year non-cancellable lease for office space. The lease does not include variable or contingent lease payments. On March 29, 2024, the Company entered into an amendment to extend the lease for an additional five years. An operating lease asset and liability are recognized based on the present value of the remaining lease payments discounted using the Company’s incremental borrowing rate. Lease expense is recognized on a straight-line basis over the lease term.

The following table summarizes supplemental balance sheet information related to the operating lease as of September 30, 2024 (in thousands, unaudited):

Minimum lease payments by fiscal year
2024 (remaining)	$80
2025	175
2026	297
2027	307
2028	318
Thereafter	328
Total future minimum lease payments	1,505
Less: Imputed interest	(173)
Present value of lease payments	1,332
Less: Current portion (included in other accrued expenses)	(128)
Noncurrent operating lease liability	$1,204
Operating lease right-of-use asset	$1,346
Remaining lease term in years	5.3
Discount rate	4.3%

The following table summarizes supplemental disclosures of operating cost and cash flow information related to operating leases for the three and nine months ended September 30, 2024 (Successor) and the periods from January 1, 2023 to July 21, 2023 (Predecessor), July 1, 2023 to July 21, 2023 (Predecessor) and July 22, 2023 to September 30, 2023 (Successor) (in thousands) (unaudited).

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2024	2023		2024	2023
	Successor	Successor July 22 to September 30	Predecessor July 1 to July 21	Successor	Successor July 22 to September 30	Predecessor January 1 to July 22
Cost of operating leases	$72	$53	$16	$188	$53	$153
Cash paid for operating leases	80	51	26	239	51	180

Legal Proceedings

The Company, from time to time, is involved in various litigation matters or regulatory encounters arising in the ordinary course of business that could result in unasserted or asserted claims or litigation. Other than as described below, the Company is not subject to any currently pending legal matters or claims that would have a material adverse effect on its accompanying financial position, results of operations or cash flows.

On September 18, 2023, Odeon Capital Group LLC (“Odeon”) filed a lawsuit against the Company in the Supreme Court of the State of New York, alleging that the Company failed to pay Odeon’s deferred underwriting fee of $1.25 million. Odeon claims that it served as the underwriter for Priveterra Acquisition Corp., the special purpose acquisition company with which Old AEON merged with and into in July 2023. Odeon seeks monetary damages for the full amount of its claimed underwriting fee, punitive damages, attorneys’ fees and other amounts. On November 16, 2023, the Company filed a successful motion to dismiss certain claims included in Odeon’s complaint.

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but have not yet been made. The Company accrues a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. See Note 2 Summary of Significant Accounting Policies for additional information.

Note 8.    Common Stock

The Successor’s certificate of incorporation, as amended and restated, authorized the Company to issue up to 500,000,000 shares of common stock at a par value of $0.0001 per share. As of September 30, 2024 (Successor), 39,587,630 shares were issued and outstanding. The holders of common stock are entitled to receive dividends whenever funds are legally available, when and if declared by the Company’s Board of Directors. As of September 30, 2024 (Successor), no cash dividend has been declared to date. Each share of common stock is entitled to one vote. Refer to Note 3 Forward Merger for more information on the number of shares of common stock outstanding immediately following the Merger.

Common Stock Reserved

The table below summarizes the Company’s reserved common stock for further issuance as of September 30, 2024 (Successor) and December 31, 2023 (Successor):

	September 30,	December 31,
	2024	2023
	(unaudited)
Stock options issued and outstanding	7,123,687	3,846,972
Restricted stock units (unvested)	1,843,275	1,012,994
Shares available for future issuance under the stock incentive plan	1,858,774	3,536,710
Warrants	3,988,952	14,479,999
Contingent consideration	16,000,000	16,000,000
Total common stock reserved	30,814,688	38,876,675

ATM Offering of Common Stock

On August 14, 2024, the Company entered into an “at-the-market” sales agreement with Leerink Partners LLC (“Leerink Partners”) relating to an at-the-market offering program (the “ATM”), pursuant to which the Company may offer and sell, from time to time at its sole discretion, shares of common stock, registered pursuant to a shelf registration statement on Form S-3 that the Securities and Exchange Commission (the “SEC”) declared effective on August 21, 2024, having aggregate gross proceeds of up to $50.0 million through Leerink Partners as sales agent. Under the ATM, the Leerink Partners is entitled to commission at a rate equal to 3.0% of the gross proceeds from sales of shares of common stock under the ATM. As of September 30, 2024, the Company issued 65,392 shares under the ATM for net proceeds of $50 thousand and approximately $49.9 million of common stock remained available to be sold under the ATM. The Company may cancel its at-the-market program at any time upon prior notice, pursuant to its terms.

2023 Employee Stock Purchase Plan (“ESPP”)

The 2023 Employee Stock Purchase Plan assists eligible employees in acquiring a stock ownership interest of the Company’s common stock in consideration of the participating employees’ continued services. Eligible employers will be entitled to purchase, by means of payroll deductions, limited amounts of the Company’s common stock at a discount during periodic offering periods. There were 488,146 shares initially reserved for issuance under the 2023 ESPP, which shall automatically increase on January 1 of each calendar year beginning and including January 1, 2024 and ending on and including January 1, 2033, by an amount equal to the lesser of (i) 1.0% of the total number of shares of common stock issued and outstanding on January 1 of the year in which such increase is to occur, or (ii) such smaller number of shares of common stock as may be established by the Board of Directors. As of September 30, 2024, there were 908,342 shares available for issuance. There have been no shares issued under the 2023 ESPP.

Note 9.    Share-based Compensation

Stock Incentive Plans

2019 Incentive Award Plan

In June 2019, ABP Sub Inc., the Predecessor’s wholly-owned subsidiary, established its 2019 Incentive Award Plan (the “2019 Incentive Award Plan”), as amended from time to time, that provides for the granting of incentive and nonqualified stock options, restricted stock units (“RSU”), restricted stock and stock appreciation rights to its employees, members of the Board of Directors and non-employee consultants. The 2019 Incentive Award Plan provides for stock options to be granted with exercise prices not less than the estimated fair value of the Predecessor’s common stock, and incentive options to be granted to individuals owning more than 10% of the total combined voting power of all classes of stock of the Predecessor with exercise prices not less than 110% of the estimated fair value of the Predecessor’s common stock on the date of grant. Stock options granted generally expire ten years after their original date of grant and generally vest between three years to four years with 25% vesting on the first anniversary of the date of grant and then monthly vesting after that. Stock options granted to a 10% stockholder are exercisable up to five years from the date of grant. Restricted stock awards granted generally become fully vested between one to three years.

In connection with the Merger, the Successor assumed the 2019 Incentive Award Plan and all options and RSU awards that were outstanding immediately prior to the Merger were converted into substantially similar awards covering shares of the Successor’s common stock based on a conversion ratio of approximately 77.65 to 1 share. Additionally, the exercise price for the awards were repriced to $10.00 for all options. The fair value of the replacement awards that were vested, based on the value immediately prior to the Merger, of $13.3 million were included as purchase consideration (see Note 3 Forward Merger for additional information). The remaining value of the replacement awards will be recognized in the Successor period as compensation expense over the remaining vesting period, which included stock-based compensation expense of $1.0 million recorded in the third quarter of fiscal year 2023 of the successor period for the impact of the stock option repricing.

Prior to the consummation of the Merger, a total of 237,500 shares of ABP Sub Inc. common stock were available for issuance under the 2019 Incentive Award Plan. Following the effective date of the 2023 Plan, in the event that an outstanding award expires or is cancelled for any reason, the shares allocable to the unexercised or cancelled portion of such award from the 2019 Incentive Award Plan will be added back to the shares of common stock available for issuance under the 2023 Incentive Award Plan.

At the Closing, ABP granted options to purchase a total of 45,130 ABP Sub options which converted into options to purchase 3,515,219 shares of the Company’s common stock, and a total of 15,059 RSU awards, which converted into RSU awards covering 1,169,366 shares of the Company’s common stock. Of such RSU awards, 127,801 RSUs had accelerated vesting concurrently with the Merger. As such, the Company included an additional $1.8 million in purchase consideration (see Note 3 Forward Merger for additional information). Additionally, of such RSU awards, 466,468 RSUs contained performance-based vesting criteria based on the achievement of the same milestones as the contingent consideration (see Note 6 Fair Value Measurements for additional information). As of September 30, 2023, milestones 1 and 2 were determined to be probable, and the Company began expensing the proportionate RSUs over the vesting term, calculated as the period from the date the milestone was determined to be probable and the expected achievement date of the milestone. For the three and nine months ended September 30, 2024 (Successor), and the period from July 22, 2023 to September 30, 2023 (Successor), the Company recognized $0.1 million, $0.5 million and $0.2 million, respectively, of such RSU with earnout vesting criteria, $0.1 million, $0.5 million and $0.2 million, respectively, in selling, general and administrative expenses and a de minimus amount in research and development expenses associated with such performance-based RSUs in the Successor’s condensed consolidated statement of operations.

The following table summarizes stock option activity under 2019 Incentive Award Plan (unaudited):

		Weighted
		Average
	Number of	Exercise
	Shares	Price
Successor
Outstanding, January 1, 2024	3,515,219	$10.00
Options granted	—	—
Options forfeited	(63,748)	$10.00
Outstanding, September 30, 2024	3,451,471	$10.00
Exercisable, September 30, 2024	2,815,063	$10.00

There were no options granted in the 2019 Incentive Plan during 2023, and no options will be granted from this plan after the Closing.

As of September 30, 2024 (Successor) and December 31, 2023 (Successor), the weighted average remaining contractual life of options outstanding and options exercisable was 6.3 years and 7.1 years, respectively.

During the three and nine months ended September 30, 2024 (Successor), and the periods from January 1, 2023 to July 21, 2023 (Predecessor), July 1, 2023 to July 21, 2023 (Predecessor) and July 22, 2023 to September 30, 2023 (Successor), the Company recognized $0.7 million, $2.3 million, $2.7 million, $0.2 million and $1.6 million, respectively, of share-based compensation expense related to stock options granted.

As of September 30, 2024 (Successor) and December 31, 2023 (Successor), total unrecognized compensation expense related to nonvested stock options was $2.5 million and $4.9 million, respectively, which is expected to be recognized over the weighted-average remaining requisite service period of 5 months and 10 months, respectively.

The following table summarizes restricted stock units activity under the 2019 Incentive Award Plan (unaudited):

		Weighted
		Average
	Number of	Grant Date
	Shares	Fair Value
Successor
Outstanding, January 1, 2024	1,012,994	$10.84
Granted	—	—
Vested	(160,063)	$10.84
Forfeited	(32,679)	$10.84
Outstanding, September 30, 2024	820,252	$10.84

During the three and nine months ended September 30, 2024 (Successor), and the periods from January 1, 2023 to July 21, 2023 (Predecessor), July 1, 2023 to July 21, 2023 (Predecessor) and July 22, 2023 to September 30, 2023 (Successor), the Company recognized $0.5 million, $1.6 million, $0.5 million, $0.1 million and $0.4 million, respectively, of share-based compensation expense related to restricted stock units granted.

As of September 30, 2024 (Successor), total unrecognized compensation expense related to nonvested restricted stock units was $7.4 million, of which $4.1 million was related to the earnout vesting criteria, and the remaining $3.3 million is expected to be recognized over the weighted-average remaining requisite service period of 24 months. The unrecognized compensation expense with the earnout criteria will be recognized when the milestones are determined to be probable over the RSU’s vesting term, calculated as the period from the date the milestone was determined to be probable and the expected achievement date of the milestone.

AEON Biopharma Inc 2023 Incentive Award Plan

In connection with the Merger, the Company’s Board adopted, and its stockholders approved, the 2023 Plan, which became effective upon the consummation of the Merger, that provides for the granting of nonqualified stock options, restricted stock and stock appreciation rights to employees, members of the Board of Directors and non-employee consultants. The 2023 Plan will remain in effect until July 3, 2033, the tenth anniversary of the date the Company’s stockholders approved the 2023 Plan, unless earlier terminated. Stock options granted generally expire ten years after their original date of grant and generally vest between three years to four years with equal installments vesting on each anniversary of the grant date, subject to continued service through the applicable vesting date.

The initial aggregate number of shares of the Company’s common stock available for issuance under the 2023 Plan is equal to (a) 3,839,892 shares of common stock and (b) any shares which, as of the effective date of the 2023 Plan, are subject to an award outstanding under the ABP 2019 Plan (each, a “Prior Plan Award”), and which, on or following the effective date of the 2023 Plan, become available for issuance under the 2023 Plan as provided in the 2023 Plan. In addition, the number of shares of common stock available for issuance under the 2023 Plan will be annually increased on January 1 of each calendar year beginning in 2024 and ending in 2033 by an amount equal to the lesser of (i) 4% of the number of fully-diluted number of shares outstanding on the final day of the immediately preceding calendar year or (ii) such other number of shares as is determined by the Board. Any shares issued pursuant to the 2023 Plan may consist, in whole or in part, of authorized and unissued common stock, treasury common stock or common stock purchased on the open market. As of September 30, 2024, there were 950,433 shares of common stock available for issuance under the 2023 Plan.

The following table summarizes stock options activity under the 2023 Incentive Award Plan (unaudited):

		Weighted
		Average
	Number of	Exercise
	Shares	Price

Outstanding, January 1, 2024	331,753	$5.47
Options granted	3,428,692	3.36
Options forfeited	(88,229)	11.26
Outstanding, September 30, 2024	3,672,216	$3.36
Exercisable, September 30, 2024	254,238	$2.70

The weighted average fair value of options granted as of September 30, 2024 (Successor) and December 31, 2023 (Successor) was $2.00 and $3.18, respectively. The weighted average remaining contractual life of options outstanding and options exercisable as of September 30, 2024 (Successor) and December 31, 2023 (Successor) was 9.7 years and 9.6 years, respectively. During the three and nine months ended September 30, 2024 (Successor), and the period from July 22, 2023 to September 30, 2023 (Successor), the Company recognized $0.5 million, $1.0 million and $0.1 million, respectively, of share-based compensation expense related to stock options granted.

As of September 30, 2024 (Successor) and December 31, 2023 (Successor), total unrecognized compensation expense related to nonvested stock options was $5.9 million and $0.9 million, respectively, which is expected to be recognized over the weighted-average remaining requisite service period of 22 months and 35 months, respectively.

The following table summarizes restricted stock units activity under the 2023 Incentive Award Plan (unaudited):

Weighted
Average
	Number of	Grant Date
	Shares	Fair Value

Outstanding, January 1, 2024	—	—
Granted	1,023,023	$0.83
Vested	—	—
Forfeited	—	—
Outstanding, September 30, 2024	1,023,023	$0.83

During the three and nine months ended September 30, 2024 (Successor), the Company recognized $36 thousand of share-based compensation expense related to restricted stock units granted.

As of September 30, 2024 (Successor), total unrecognized compensation expense related to nonvested restricted stock units was $0.8 million, which is expected to be recognized over the weighted-average remaining requisite service period of 23 months.

Share-based Compensation Expense and Valuation Information

The Company accounts for the measurement and recognition of compensation expense for all share-based awards based on the estimated fair value of the awards. The fair value of share-based awards is amortized on a straight-line basis over the requisite service period. The Company records share-based compensation expense net of actual forfeitures.

During the three and nine months ended September 30, 2024 (Successor), and the periods from January 1, 2023 to July 21, 2023 (Predecessor), July 1, 2023 to July 21, 2023 (Predecessor) and July 22, 2023 to September 30, 2023 (Successor), the Company recognized $1.6 million, $4.9 million, $3.2 million, $0.7 million, and $2.2 million, respectively, of share-based compensation expense, of which $1.2 million, $3.7 million, $2.8 million, $0.6 million, and $1.8 million, respectively, were in selling, general and administrative expenses, and $0.4 million, $1.3 million, $0.4 million, $0.1 million and $0.4 million, respectively, were in research and development expenses in the accompanying condensed consolidated statements of operations and comprehensive (loss) income.

The fair value of stock options under the 2019 and 2023 Stock Incentive Award Plan was estimated using the following assumptions:

Nine Months Ended
September 30,
	2024	2023

Expected volatility	47% – 87%	39% – 58%
Risk-free interest rate	3.7% – 4.3%	4.1% – 4.4%
Expected life (in years)	5.27 – 6.25	3.00 – 6.25
Expected dividend yield	—	—

Note 10.    Subsequent Events

The Company has further evaluated subsequent events for recognition and remeasurement purposes as of and for the three and nine months ended September 30, 2024. After review and evaluation, management has concluded that there were no material subsequent events as of the date that the financial statements were available to be issued.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations should be read together with the condensed consolidated financial statements and the related notes and other financial information included elsewhere in this Report. Some of the information contained in this discussion and analysis contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth in the sections of this Report captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”, actual results may differ materially from those anticipated in these forward-looking statements. Unless the context otherwise requires, references to “we”, “us”, “our” and “the Company” refer to the business and operations of AEON Biopharma, Inc. and its consolidated subsidiaries prior to the Merger (“Old AEON” or the “Predecessor”) and to AEON Biopharma, Inc. (“AEON”) following the consummation of the Merger.

On December 12, 2022, Old AEON and Priveterra Acquisition Corp. (“Priveterra”), a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or other similar business combination with one or more target businesses, entered into a Business Combination and Merger Agreement (the “Business Combination Agreement”). On July 21, 2023, the parties consummated the transactions contemplated by the Business Combination Agreement (collectively referred to as the “Merger”). In connection with the closing of the Merger (the “Closing”), Priveterra changed its name from Priveterra Acquisition Corp. to AEON Biopharma, Inc.

Priveterra was deemed the accounting acquirer in the Merger based on an analysis of the criteria outlined in Accounting Standards Codification 805, Business Combinations. Old AEON was deemed to be the predecessor entity based on an analysis of the criteria outlined in the Accounting Standards Codification 805, Business Combinations. Accordingly, the historical financial statements of Old AEON became the historical financial statements of the combined company upon the consummation of the Merger. As a result, the financial statements included in this report reflect (i) the historical operating results of Old AEON prior to the Merger; and (ii) the combined results of the Company following the Closing. The accompanying financial information includes a predecessor period, which includes the periods through July 21, 2023 concurrent with the Merger, and the successor period starting from July 22, 2023 through the date of this report. A black-line between the Successor and Predecessor periods has been placed in the condensed consolidated financial statements and in the tables to the notes to the statements to highlight the lack of comparability between these two periods and differentiate the cut-off of these periods.

Overview

We are a clinical stage biopharmaceutical company focused on developing our botulinum toxin complex, prabotulinumtoxinA injection (“ABP-450”), for debilitating medical conditions, with an initial focus on the neurosciences market. We plan to develop and seek regulatory approval of ABP-450 as a biosimilar product in the United States through submission of a Biologics License Application, or BLA, under Section 351(k) of the Public Health Service Act, or a Section 351(k) BLA, with the goal of addressing the estimated $3.0 billion global therapeutic botulinum toxin market, which is projected to grow to $4.4 billion in 2027, according to the Decision Resources Group Therapeutic Botulinum Toxin Market Analysis Global as of 2021. ABP-450 is the same botulinum toxin complex that is currently approved as a biosimilar in Mexico and India and, in the U.S. is approved to provide temporary improvement in the appearance of moderate to severe glabellar lines for certain adult patients and marketed by Evolus, Inc. under the name Jeuveau in the United States and Nuceiva in Canada and the European Union. We have exclusive development and distribution rights for certain therapeutic uses of ABP-450 in the United States, Canada, the European Union, the United Kingdom, and certain other international territories. We have built a highly experienced management team with specific experience in biopharmaceutical and botulinum toxin development and commercialization.

We have completed a Phase 2 study of ABP-450 for the treatment of cervical dystonia and completed enrollment and dosing of patients for a Phase 2 double blind study of ABP-450 for the treatment of both chronic and episodic migraine. We originally intended to pursue a submission of a BLA under Section 351(a) of the Public Health Service Act, or an Original BLA, seeking one or more potential therapeutic indications for ABP-450. However, our Phase 2 clinical trials for episodic and chronic migraine did not meet their respective primary endpoints. In May 2024, we announced the discontinuation of our Phase 2 clinical trials for episodic and chronic migraine in order to implement certain cash preservation measures. On July 9, 2024, we announced a strategic reprioritization to pursue a 351(k) biosimilar regulatory pathway for ABP-450, using AbbVie Inc.’s product Botox as a proposed reference product for all of the indications for which Botox is approved, other than the cosmetic uses (for which we do not hold development or commercialization rights).

We held an initial meeting with the FDA in the third quarter of 2024 during which we aligned with the FDA on next steps to develop a Botox biosimilar. We anticipate commencing comparative analytic studies in the fourth quarter of 2024 and preparing for a potential Biosimilar Biological Product Development (“BPD”) meeting with the FDA in 2025 to review the results from the studies.

Botulinum toxins have proven to be a highly versatile therapeutic biologic, with over 230 potential therapeutic uses documented in published scientific literature and twelve approved therapeutic indications in the United States. Our initial development programs for ABP-450 were directed at migraine, cervical dystonia and gastroparesis. We selected these initial programs based on a comprehensive product assessment screen designed to identify indications where we believe ABP-450 has the potential to deliver significant value to patients, physicians and payors and where its clinical, regulatory and commercial characteristics suggest viability. We believe that ABP-450 has potential across a broad range of target indications and we plan to continue to explore additional development programs that satisfy our product assessment screens.

The FDA allowed our Investigational New Drug application, or IND, for ABP-450, supporting our clinical trials in the preventative treatment for migraine, to proceed in October 2020, and we began treating patients in our Phase 2 clinical study beginning in March 2021. Prior to commencing this Phase 2 study, no Phase 1 clinical studies of ABP-450 had been performed in regard to migraine by us or any other party. Nevertheless, given the extensive preclinical toxicology and other data developed by our licensing partner, Daewoong, and the aesthetic licensor of ABP-450, Evolus, the FDA permitted us to proceed directly to this Phase 2 clinical trial.

The FDA allowed our IND for ABP-450, which supports our clinical trials in cervical dystonia, to proceed in October 2020, and we began treating patients in our Phase 2 clinical study beginning in April 2021. We enrolled 59 patients in this randomized, double-blind, placebo-controlled study across approximately 20 study sites in the United States. Patients enrolled into the study received one of four different injection cycles, low dose of 150 units, mid-dose of 250 units, high dose of 350 units or placebo, with patients evenly split among the four arms. Topline data from the Phase 2 cervical dystonia study, released in September 2022, showed that ABP-450 met all primary endpoints and a number of other key secondary endpoints, supporting the further development of ABP-450 in reducing signs and symptoms associated with cervical dystonia. We may commence a Phase 3 study in cervical dystonia pending availability of capital resources, the results of the comparative analytical studies and discussions with the FDA in a Biological Product Development meeting.

We have never been profitable from operations and, as of September 30, 2024, we had an accumulated deficit of $433.7 million. We have never generated revenue from ABP-450. Losses from operations, excluding the impact of changes in fair value of the contingent consideration and write-off of IPR&D, were $4.0 million, $22.2 million, $29.6 million, $2.6 million and $11.7 million for the three and nine months ended September 30, 2024 (Successor) and the periods from January 1, 2023 to July 21, 2023 (Predecessor), July 1, 2023 to July 21, 2023 (Predecessor) and July 22, 2023 to September 30, 2023 (Successor), respectively.

Consolidated net (loss) income were $(6.2) million, $39.9 million, $(60.7) million, $(27.7) million and $(297.7) million for the three and nine months ended September 30, 2024 (Successor) and the periods from January 1, 2023 to July 21, 2023 (Predecessor), July 1, 2023 to July 21, 2023 (Predecessor) and July 22, 2023 to September 30, 2023 (Successor), respectively. As of September 30, 2024, we had $0.5 million in cash and cash equivalents. We have concluded that we do not have sufficient cash to fund our operations for 12 months from the date of our financial statements without additional financing, and as a result, there is substantial doubt about our ability to continue as a going concern. As of the date of this Report, we have sufficient cash to fund our operating plan into the fourth quarter of 2024. Any further development of ABP-450 for any indication, including the biosimilar pathway and any additional studies in cervical dystonia, will require additional funding, which may not be available to us on reasonable terms, or at all.

We do not expect to receive any revenue from ABP-450 or any future product candidates that we develop unless and until we obtain regulatory approval and commercialize ABP-450 or any future product candidates. We expect to continue to incur significant expenses and increasing net operating losses for the foreseeable future as we seek regulatory approval, prepare for and, if approved, proceed to commercialization of ABP-450.

We utilize clinical research organizations (“CROs”), to carry out our clinical development and we do not yet have a sales organization. We expect to incur significant expenses related to building our commercialization infrastructure, including marketing, sales and distribution functions, inventory build prior to commercial launch, training and deploying a specialty sales force and implementing a targeted marketing campaign.

Liquidity and Capital Resources and Going Concern

As disclosed further below in the section titled "Liquidity and Capital Resources", we have incurred operating losses and negative cash flows from operating activities since inception and expect to continue to incur significant operating losses for the foreseeable future and may never become profitable. As of September 30, 2024 (Successor), we had reported cash and cash equivalents of $0.5 million and an accumulated deficit of $433.7 million. As a result of these conditions, management has concluded that substantial doubt about our ability to continue as a going concern exists as conditions and events, considered in the aggregate, indicate that it is probable that we will be unable to meet our obligations as they become due within one year after the date that the financial statements included in this Report are issued. Our ability to continue as a going concern is dependent upon our ability to successfully accomplish our business plans and secure sources of financing and ultimately attain profitable operations.

Description of the Merger, Forward Purchase Agreements and Convertible Note Subscription

Merger

At the effective time of the Merger (the “Effective Time”), each outstanding share of Old AEON common stock (on an as-converted basis after taking into effect the conversion of the outstanding warrants of Old AEON exercisable for shares of Old AEON preferred stock, the conversion of the shares of Old AEON preferred stock into Old AEON common stock in accordance with the governing documents of Old AEON as of the Effective Time, the conversion of the outstanding convertible notes of Old AEON into Old AEON common stock in accordance with the terms of such convertible notes and after giving effect to the issuance of Old AEON common stock in connection with the merger of ABP Sub, Inc. with and into Old AEON) issued and outstanding immediately prior to the Effective Time converted into the right to receive approximately 2.328 shares of our Class A common stock, par value $0.0001 per share (“common stock”). In addition, each share of Priveterra Class B common stock (“Founder Shares”), par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time converted into one share of common stock (of which 3,450,000 Founder Shares are subject to certain vesting and forfeiture conditions).

Forward Purchase Agreements

In addition, Priveterra entered into separate Forward Purchase Agreements with each of ACM ARRT J LLC (“ACM”), and Polar Multi-Strategy Master Fund (“Polar”), on June 29, 2023, for an OTC Equity Prepaid Forward Transaction (each, a “Forward Purchase Agreement” and together, the “Forward Purchase Agreements”). The Forward Purchase Agreements provided that each of Polar and ACM would separately be paid directly an aggregate cash amount (the “Prepayment Amount”), which was equal to an aggregate of $66.7 million based on the product of (i) 6,275,000 shares of Priveterra Class A common stock (the “Additional Shares”) and (ii) the redemption price per share of $10.63. In satisfaction of the Prepayment Amount, on July 21, 2023, $66.7 million was obligated to be paid from the purchase of the Additional Shares by each of ACM and Polar pursuant to the terms of certain FPA Funding Amount PIPE Subscription Agreements between Priveterra and each of ACM and Polar.

On March 18, 2024, we entered into separate termination agreements with each of ACM and Polar terminating their respective Forward Purchase Agreements (each, an “FPA Termination Agreement” and together, the “FPA Termination Agreements”).

The FPA Termination Agreement with ACM provides that (i) ACM will retain 3,100,000 previously issued Additional Shares held by ACM pursuant to its respective Forward Purchase Agreement and subscription agreement (the “ACM Retained Shares”) and (ii) we will be subject to up to $1.5 million in liquidated damages, subject to certain conditions set forth in ACM’s respective FPA Termination Agreement. The Termination Agreement with Polar provides that (i) Polar will retain 3,175,000 previously issued Additional Shares held by Polar pursuant to its respective Forward Purchase Agreement and subscription agreement (the “Polar Retained Shares”) and (ii) we will be subject to up to $1.5 million in liquidated damages, subject to certain conditions set forth in Polar’s respective FPA Termination Agreement. The potential aggregate liquidated damages of up to $3.0 million was accrued as a liability in the first quarter of 2024. However, since each FPA provider elected to remove its respective shares from the registration statement, the Company released the liability in the second quarter of 2024. We did not have access to the Prepayment Amount at any time following the Closing and, pursuant to the FPA Termination Agreements, ACM and Polar will retain the Prepayment Amount in full. The terminated access to the Prepayment Amount may adversely affect our liquidity and capital needs.

In connection with the negotiation of the Forward Purchase Agreements (and FPA Termination Agreements) and related subscription agreements, J.V.B. Financial Group, LLC, acting through its Cohen & Company Capital Markets division (“CCM”), provided certain consulting services, initially to Priveterra and subsequently to AEON, pursuant to an engagement letter, by and between AEON and CCM, dated July 27, 2023 and amended July 1, 2024 (the “CCM Engagement Letter”). On July 5, 2024, pursuant to the CCM Engagement Letter, we issued 400,000 shares of our common stock to CCM.

Convertible Note Subscription

On March 19, 2024, we entered into the Subscription Agreement with Daewoong relating to our sale and issuance of the Convertible Notes in the principal amount of up to $15.0 million, which are convertible into shares of common stock, subject to certain conditions and limitations set forth in each Convertible Note. Each Convertible Note contains customary events of default, accrues interest at an annual rate of 15.79% and has a maturity date that is three years from the funding date (the “Maturity Date”), unless earlier repurchased, converted or redeemed in accordance with its terms prior to such date. We will use the net proceeds from each Convertible Note to support the late-stage clinical development of ABP-450 and for general working capital purposes. Pursuant to the terms of the Subscription Agreement, on March 24, 2024, we issued and sold to Daewoong one Convertible Note in the principal amount of $5.0 million and, on April 12, 2024, we issued and sold to Daewoong an additional Convertible Note in the principal amount of $10.0 million.

On March 19, 2024, we entered into a Fourth Amendment to the License Agreement (the “License Agreement Amendment”) with Daewoong, which amends that certain License and Supply Agreement, by and between us and Daewoong, dated December 20, 2019, as amended on July 29, 2022, January 8, 2023 and April 24, 2023 (the “License Agreement”). Pursuant to the terms of the License Agreement Amendment, the License Agreement will terminate if, over any six-month period, (a) we cease to commercialize ABP-450 in certain territories specified in the License Agreement and (b) we cease to advance any clinical studies of ABP-450 in such territories. The License Agreement Amendment also provides that, in the event that the License Agreement is terminated for the foregoing reasons, Daewoong will have the right to purchase all Know-How (as defined in the License Agreement) related to ABP-450 for a price of $1.00 (the “Termination Purchase Right”). The Termination Purchase Right will terminate and expire upon Daewoong’s sale of 50% of its common stock, including common stock held by its affiliates and common stock that would be issued upon an Automatic Conversion or Optional Conversion (as defined below).

If, prior to the Maturity Date, the Company consummates a bona-fide third-party financing in the form of Common Stock or any securities convertible into, or exchangeable or exercisable for, Common Stock (subject to certain exceptions as described in each Convertible Note), in one or more transactions or a series of related and substantially similar and simultaneous transactions at the same purchase price from third parties unaffiliated with Daewoong and its affiliates, for aggregate gross cash proceeds to the Company of at least $30.0 million (a “Qualified Financing”), then, upon written notice thereof to Daewoong by the Company, on the closing date of such Qualified Financing, each Convertible Note will automatically convert in whole (the “Automatic Conversion”) (subject to any limitations under the rules and regulations of NYSE American), without any further action by Daewoong, into a number of shares equal to: (i) one and three tenths (1.3) multiplied by (ii) the quotient of (a) the principal amount of each Convertible Note and all accrued and unpaid interest to be converted divided by (b) the per share price of the common stock sold in the Qualified Financing, provided that such per share price of common stock is at least $1.00 per share.

If, prior to the Maturity Date, the Company provides (i) written notice to Daewoong that it has publicly announced topline clinical data regarding its Phase 3 clinical study of ABP-450 for the treatment of chronic or episodic migraine, and such data indicates achievement of all primary endpoints or (ii) a written notice that the Company has consummated a Change of Control (as defined in each Convertible Note), Daewoong will have the right for thirty (30) days following receipt of either such notice, at Daewoong’s option (the “Optional Conversion”), to convert all (but not less than all) of the remaining outstanding portion of each Convertible Note (subject to any limitations under the rules of NYSE American) into an amount of shares of common stock equal to: (i) one and three tenths (1.3) multiplied by (ii) the quotient of (a) the principal amount of each Convertible Note and all accrued and unpaid interest to be converted divided by (b) the volume weighted average trading per share price of common stock over the five (5) trading days prior to the Company’s receipt of Daewoong’s written notice of exercise of the Optional Conversion, provided that such per share price of common stock is at least $1.00 per share.

As a result of becoming a public company, we will need to engage additional resources and/or hire additional staff and implement processes and procedures to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources and fees.

Components of Our Results of Operations

Revenue

We have generated no revenue from the sale of products and do not anticipate deriving any product revenue unless and until we receive regulatory approval for, and are able to successfully commercialize, ABP-450.

Operating Expenses

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) expenses, consist primarily of compensation for personnel, including stock-based compensation, management, finance, legal, and regulatory functions. Other SG&A expenses include travel expenses, market research and analysis, conferences and trade shows, professional services fees, including legal, audit and tax fees, insurance costs, general corporate expenses, and allocated facilities-related expenses. We anticipate that our SG&A expenses will increase in the future to support our continued research and development (“R&D”), activities. Additionally, we anticipate increased costs associated with being a public company, including expenses related to services associated with maintaining compliance with the requirements of the NYSE American and the SEC, insurance, and investor relations costs. We expect to incur increased costs associated with establishing sales, marketing, and commercialization functions in advance of potential future regulatory approvals and commercialization of our product candidates. If ABP-450 obtains United States regulatory approval for any indication, we expect that we would incur significantly increased expenses associated with building a sales and marketing team and funding commercial activities.

Research and Development Expenses

Our R&D expenses are primarily attributed to the development of ABP-450 for migraine, cervical dystonia and gastroparesis. Due to the stage of our development and our ability to use resources across all of our programs, most of our R&D costs are not recorded on a program-specific basis. We expect our R&D expenses to continue to increase as we, subject to raising additional capital, develop and initiate a Phase 3 study of ABP-450 in cervical dystonia and commence a Phase 2 study of ABP-450 for gastroparesis. R&D expenses associated with these studies will include third-party costs such as expenses incurred under agreements with CROs, the cost of consultants who assist with the development of ABP-450 on a program-specific basis, investigator grants, sponsored research, product costs in connection with acquiring ABP-450 from Daewoong for use in conducting preclinical and clinical studies, and other third-party expenses attributable to the development of our product candidates.

R&D activities will be critical to achieving our business strategy. As our pipeline programs enter the later stages of clinical development, we will generally incur greater development costs than those programs incurred in the earlier stages of clinical development, primarily due to the increased size and duration of later- stage clinical studies. We expect our R&D expenses to be significant over the next several years as we advance the clinical development of ABP-450 and prepare to seek regulatory approval.

As a result, we are unable to determine the duration and completion costs of our programs or when and to what extent we will generate revenue from commercialization and sale of any of our product candidates. Our R&D activities may be subject to change from time to time as we evaluate our priorities and available resources.

Acquired in-Process Research and Development

The Company records costs incurred in obtaining technology licenses to research and development expense as acquired in-process research and development (“IPR&D”) if the technology licensed has not reached technological feasibility and has no alternative future use. The acquired IPR&D recorded at the Closing was written off to the Successor’s consolidated statement of operations for the period ended September 30, 2023.

Change in Fair Value of Contingent Consideration

The Company determined that the Contingent Consideration Shares would be classified as a liability on the Successor’s condensed consolidated balance sheets and remeasured at each reporting period with changes to fair value recorded to the Successor’s condensed consolidated statements of operations and comprehensive (loss) income.

Other Loss, Net

Other loss, net primarily consists of gains and losses resulting from the remeasurement of the fair value of our convertible notes, forward purchase agreements, warrant liabilities, each described below, at each balance sheet date.

Change in fair value of convertible notes – The Company elected the fair value option to account for its convertible notes, with the subsequent changes in fair value recorded in the condensed consolidated statement of operations and comprehensive (loss) income.

Loss on embedded forward purchase agreement and make whole derivative - the Company has determined that each of its forward purchase agreements entered in connection with the Merger is a freestanding hybrid financial instrument comprising a subscription receivable and embedded features, which were bifurcated and accounted for separately as derivative instruments. The Company recorded the derivatives as liabilities and measured them at fair value with the initial value of the derivative recorded as a loss “on the line” in the Successor’s opening accumulated deficit. On the line describes those transactions triggered by the consummation of the Merger that are not recognized in the consolidated financial statements of the Predecessor or the Successor as they are not directly attributable to either period but instead were contingent on the Merger. Subsequent changes in the bifurcated derivatives are recorded in the Successor’s condensed consolidated statements of operations and comprehensive (loss) income.

Change in fair value of warrants - Changes in the estimated fair value of our warrant liabilities are recognized as a non-cash gain or loss on the Successor’s condensed consolidated statements of operations and comprehensive (loss) income.

Income Tax

Our tax provision is comprised of federal and state income taxes. We currently record a full valuation allowance against our net deferred tax assets. We have provided for the tax effects of uncertain tax positions in our tax provision.

Results of Operations

The following table summarizes our results of operations for the periods indicated (in thousands):

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2024	2023		2024	2023
	Successor	Successor July 22 to September 30	Predecessor July 1 to July 21	Successor	Successor July 22 to September 30	Predecessor January 1 to July 21
Operating expenses:
Selling, general and administrative	$3,044	$5,265	$1,055	$11,014	$5,265	$9,841
Research and development	972	6,388	1,573	11,144	6,388	19,803
Acquired in-process research and development	—	348,000	—	—	348,000	—
Change in fair value of contingent consideration	—	(75,939)	—	(97,464)	(75,939)	—
Total operating costs and expenses	4,016	283,714	2,628	(75,306)	283,714	29,644
(Loss) income from operations	(4,016)	(283,714)	(2,628)	75,306	(283,714)	(29,644)
Other (loss) income:
Change in fair value of convertible notes	(1,878)	—	(13,249)	(170)	—	(19,359)
Change in fair value of warrants	(377)	1,593	—	(15,376)	1,593	—
Income (loss) on embedded forward purchase agreements and derivative liabilities, net	81	(15,776)	(11,789)	(19,931)	(15,776)	(11,789)
Other income, net	19	186	5	94	186	114
Total other loss, net	(2,155)	(13,997)	(25,033)	(35,383)	(13,997)	(31,034)
(Loss) income before taxes	(6,171)	(297,711)	(27,661)	39,923	(297,711)	(60,678)
Income taxes	—	—	—	—	—	—
Net (loss) income	$(6,171)	$(297,711)	$(27,661)	$39,923	$(297,711)	$(60,678)
Basic net (loss) income per share	$(0.16)	$(8.01)	$(0.20)	$1.04	$(8.01)	$(0.44)
Diluted net (loss) income per share	$(0.16)	$(8.01)	$(0.20)	$0.97	$(8.01)	$(0.44)
Weighted average shares of common stock outstanding used to compute basic net (loss) income per share	39,515,292	37,159,600	138,848,177	38,545,882	37,159,600	138,848,177
Weighted average shares of common stock outstanding used to compute diluted net (loss) income per share	39,515,292	37,159,600	138,848,177	41,318,831	37,159,600	138,848,177

Comparison of the three and nine months ended September 30, 2024 (Successor) and the periods from January 1, 2023 to July 21, 2023 (Predecessor), July 1, 2023 to July 21, 2023 (Predecessor) and July 22, 2023 to September 30, 2023 (Successor)

Operating Expenses

Selling, General and Administrative (SG&A) Expenses

SG&A expenses were $3.0 million for the three months ended September 30, 2024 (Successor), a decrease of $3.3 million, or 52%, compared to $1.1 million and $5.3 million for the periods from July 1, 2023 to July 21, 2023 (Predecessor) and July 22, 2023 to September 30, 2023 (Successor), respectively. The decrease in S&GA expenses was primarily attributable to a decrease of $1.8 million in legal expenses and professional fees related to the Merger in the prior year and a decrease of $1.3 million related to stock-based compensation expense related to the accelerated vesting and replacement award accounting in the prior year.

SG&A expenses were $11.0 million for the nine months ended September 30, 2024 (Successor), a decrease of $4.1 million, or 27%, compared to $9.8 million and $5.3 million for the periods from January 1, 2023 to July 21, 2023 (Predecessor) and July 22, 2023 to September 30, 2023 (Successor), respectively. The decrease in SG&A expenses was primarily attributable to a decrease of $3.4 million in legal expenses and professional fees related to the Merger in the prior year and a decrease of $1.0 million related to stock-based compensation expense related to the accelerated vesting and replacement award accounting in the prior year, offset by an increase of $0.5 million related to public company insurance for director and officers in the current year.

Research and Development (R&D) Expenses

R&D expenses were $1.0 million for the three months ended September 30, 2024 (Successor), a decrease of $7.0 million, or 88%, compared to $1.6 million and $6.4 million during the periods from July 1, 2023 to July 21, 2023 (Predecessor) and July 22, 2023 to September 30, 2023 (Successor), respectively. The decrease was primarily attributable to a $6.7 million decrease in R&D expenses due to wind down of Phase 2 clinical trials related to chronic and episodic migraine and cervical dystonia, and a decrease of $0.3 million related to headcount reduction to preserve cash.

R&D expenses were $11.1 million for the nine months ended September 30, 2024 (Successor), a decrease of $15.0 million, or 57%, compared to $19.8 million and $6.4 million during the periods from January 1, 2023 to July 21, 2023 (Predecessor) and July 22, 2023 to September 30, 2023 (Successor), respectively. The decrease was primarily attributable to a $15.1 million decrease in R&D expenses due to wind down of Phase 2 clinical trials related to chronic and episodic migraine and cervical dystonia.

Change in Fair Value of Contingent Consideration (Successor)

The Company recognized a gain of $0, $97.5 million and $75.9 million related to the change in the fair value of the contingent consideration for the three and nine months ended September 30, 2024 (Successor) and period from July 22, 2023 to September 30, 2023 (Successor), respectively, related to certain contingent provisions, restrictions and forfeiture provisions for Founder Shares and certain Participating Stockholders shares, which was primarily attributable to the change in probabilities of meeting milestones and fluctuations in stock price of the Company. See Note 6 Fair Value Measurements to the condensed consolidated financial statements for further discussion.

Other Loss, Net

Other loss, net was $2.2 million for the three months ended September 30, 2024 (Successor), which is mainly attributable to loss on fair value of convertible notes of $1.9 million due to changes in stock price and conversion probabilities of the Daewoong convertible notes, and loss on fair value of warrants of $0.4 million due to changes in stock price, volatility and risk-free rate; compared to loss of $25.0 million for the period from July 1, 2023 to July 21, 2023 (Predecessor), which is mainly attributed to change in fair value of Predecessor convertible notes of $13.2 million and loss on settlement of derivates of $11.8 million; and loss of $14.0 million for the period from July 22, 2023 to September 30, 2023 (Successor), which is mainly attributable to a loss of $15.8 million related to changes in fair value of forward purchase agreements and derivative liabilities, offset by a gain of $1.6 million related to changes in fair value of warrants.

Other loss, net was a loss of $35.4 million for the nine months ended September 30, 2024 (Successor), which is mainly attributable to a loss of $19.9 million on forward purchase agreements and derivative liabilities (Successor), mainly related to the termination of the forward purchase agreements of $20 million; loss of $15.4 million for change in fair value of warrants (Successor), mainly due to the decrease in the Company’s stock price and a decrease in the number of warrants outstanding due to the cashless warrant exercises and redemption of public warrants in the first half of fiscal year 2024; compared to loss of $31.0 million for the period from January 1, 2023 to July 21, 2023 (Predecessor), which is mainly attributed to change in fair value of Predecessor convertible notes of $19.4 million and loss on settlement of derivates of $11.8 million; and loss of $14.0 million for the period from July 22, 2023 to September 30, 2023 (Successor), which is mainly attributable to a loss of $15.8 million related to changes in fair value of forward purchase agreements and derivative liabilities, offset by a gain of $1.6 million related to changes in fair value of warrants.

Liquidity and Capital Resources

Our primary sources of capital have been debt financing (Predecessor) and equity financing (Successor). We have experienced recurring losses from operations and have a net capital deficiency and negative cash flows from operations since our inception. As of September 30, 2024 (Successor), we had reported cash and cash equivalents of $0.5 million and an accumulated deficit of $433.7 million.

On May 3, 2024, we announced preliminary top-line results from its planned interim analysis of the Phase 2 trial with ABP-450 in the preventative treatment of chronic migraine, which did not meet the primary or secondary endpoints. We originally intended to pursue submission of an Original BLA seeking one or more potential therapeutic indications for ABP-450. However, in May 2024, we announced the discontinuation of our Phase 2 clinical trials for episodic and chronic migraine in order to implement certain cash preservation measures. On July 9, 2024, we announced a strategic reprioritization to pursue a 351(k) biosimilar regulatory pathway for ABP-450, using AbbVie Inc.’s product Botox as a proposed reference product for all of the indications for which Botox is approved, other than the cosmetic uses. We are continuing to evaluate other cash preservation measures and will review all strategic options.

Prior to the Merger, Priveterra had entered into separate Forward Purchase Agreements with each of ACM and Polar. The Forward Purchase Agreements provided that each of Polar and ACM would separately be paid directly the Prepayment Amount, which was equal to an aggregate of $66.7 million based on the product of (i) 6,275,000 Additional Shares and (ii) the redemption price per share of $10.63. In satisfaction of the Prepayment Amount, on July 21, 2023, $66.7 million was obligated to be paid from the purchase of the Additional Shares by each of ACM and Polar pursuant to the terms of certain FPA Funding Amount PIPE Subscription Agreements between Priveterra and each of ACM and Polar.

On March 18, 2024, we entered into separate FPA Termination Agreements with each of ACM and Polar terminating their respective Forward Purchase Agreements. The FPA Termination Agreement with ACM provides that (i) ACM will retain 3,100,000 previously issued Additional Shares held by ACM pursuant to its respective Forward Purchase Agreement and subscription agreement and (ii) we will be subject to up to $1.5 million in liquidated damages, subject to certain conditions set forth in ACM’s respective FPA Termination Agreement. The Termination Agreement with Polar provides that (i) Polar will retain 3,175,000 previously issued Additional Shares held by Polar pursuant to its respective Forward Purchase Agreement and subscription agreement and (ii) we will be subject to up to $1.5 million in liquidated damages, subject to certain conditions set forth in Polar’s respective FPA Termination Agreement. We did not have access to the Prepayment Amount at any time following the Closing and, pursuant to the FPA Termination Agreements, ACM and Polar will retain the Prepayment Amount in full. The potential aggregate liquidated damages of up to $3.0 million was accrued as a liability in the first quarter of 2024. However, since each FPA provider elected to remove its respective shares from the registration statement, the Company released the liability in the second quarter of 2024. The terminated access to the Prepayment Amount may adversely affect our liquidity and capital needs.

On March 19, 2024, we entered into the Subscription Agreement with Daewoong relating to our sale and issuance of Convertible Notes in the principal amount of up to $15.0 million, which are convertible into shares of common stock, subject to certain conditions and limitations set forth in each Convertible Note. Each Convertible Note will contain customary events of default, will accrue interest at an annual rate of 15.79% and will have a maturity date that is three years from the funding date, unless earlier repurchased, converted or redeemed in accordance with its terms prior to such date. We will use the net proceeds from each Convertible Note to support the late-stage clinical development of ABP-450 and for general working capital purposes. Pursuant to the terms of the Subscription Agreement, on March 24, 2024, we issued and sold to Daewoong one Convertible Note in the principal amount of $5.0 million. The Subscription Agreement further provides that we will issue and sell to Daewoong a second Convertible Note in the principal amount of $10.0 million no later than thirty (30) days following our compliance with certain conditions set forth in the Subscription Agreement, including our execution of an amendment to the License Agreement with Daewoong.

On March 19, 2024, we entered into the License Agreement Amendment with Daewoong, which amends the License Agreement. Pursuant to the terms of the License Agreement Amendment, the License Agreement will terminate if, over any six-month period, (a) we cease to commercialize ABP-450 in certain territories specified in the License Agreement and (b) we cease to advance any clinical studies of ABP-450 in such territories. The License Agreement Amendment also provides that, in the event that the License Agreement is terminated for the foregoing reasons, Daewoong will have the right to purchase all Know- How (as defined in the License Agreement) related to ABP-450 for a price of $1.00. The Termination Purchase Right will terminate and expire upon Daewoong’s sale of 50% of its common stock, including common stock held by its affiliates and common stock that would be issued upon an Automatic Conversion or Optional Conversion (as defined in the Convertible Notes).

On July 9, 2024, we announced a strategic reprioritization to pursue a Section 351(k) biosimilar regulatory pathway for ABP-450, using AbbVie Inc.’s product Botox as a proposed reference product. We held an initial meeting with the FDA in the third quarter of 2024 during which we aligned with the FDA on next steps to develop a Botox biosimilar. We anticipate commencing comparative analytic studies in the fourth quarter of 2024 and preparing for a potential Biosimilar Biological Product Development (“BPD”) meeting with the FDA in 2025 to review the results from the studies. However, the commencement of studies, preparation for the potential BPD meeting and any further development of ABP-450 would require additional funding in the form of equity financings or debt. There can be no assurance that such efforts will be successful or that, in the event that they are successful, the terms and conditions of such financing will be commercially acceptable. Furthermore, the use of equity as a source of financing would dilute existing shareholders.

As of the date of this Report, we expect to have sufficient cash to fund our operating plan into the fourth quarter of 2024. We are actively attempting to secure additional capital to fund our operations. However, we cannot assure you that we will be able to raise additional capital on commercially reasonable terms or at all.

We have incurred operating losses and negative cash flows from operating activities since inception and expect to continue to incur significant operating losses for the foreseeable future and may never become profitable. Our primary use of cash is to fund operating expenses, which consist of R&D expenditures, including clinical trials, as well as SG&A expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay or prepay these expenses. We expect to continue to incur substantial costs in order to conduct R&D activities necessary to develop and commercialize our product candidates. Until such time, if ever, as we can generate substantial product revenue from sales of ABP-450, we will need additional capital to undertake these activities and commercialization efforts, and, therefore, we intend to raise such capital through the issuance of additional equity, borrowings, and potentially strategic alliances with other companies. However, if such financing is not available at adequate levels or on acceptable terms, we could be required to reduce the scope of or eliminate some of our development programs or commercialization efforts, out-license intellectual property rights to our product candidates or sell unsecured assets, or a combination of the above, any of which may have a material adverse effect on our business, results of operations, financial condition and/or our ability to fund our scheduled obligations on a timely basis or at all. Our ability to continue as a going concern is dependent upon our ability to successfully accomplish these plans and secure sources of financing and ultimately attain profitable operations.

We may also seek to raise additional capital through the sale of public or private equity or convertible debt securities. If we incur additional debt, the debt holders would have rights senior to holders of common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends to holders of our common stock. If we undertake discretionary financing by issuing equity securities or convertible debt securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at a price per share that is less than the price per share paid by current public stockholders. If we sell common stock, convertible securities, or other equity securities in more than one transaction, stockholders may be further diluted by subsequent sales. Additionally, future equity financings may result in new investors receiving rights superior to our existing stockholders. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interests.

We may receive additional capital from the cash exercise of the Private Placement Warrants. However, the exercise price of our Private Placement Warrants is $11.50 per warrant and the last reported sales price of our common stock on November 11, 2024 was

$0.82. The likelihood that holders of the Private Placement Warrants will exercise their Private Placement Warrants, and therefore the likelihood of any amount of cash proceeds that we may receive, is dependent upon the trading price of our common stock after effectiveness of the registration statement related thereto registering the issuance of common stock underlying the Private Placement Warrants. If the trading price for our common stock does not maintain a price above $11.50 per share, we do not expect holders to exercise their Warrants for cash. We will have broad discretion over the use of any proceeds from the exercise of such securities. Any proceeds from the exercise of such securities would increase our liquidity, but we are not currently budgeting for any cash proceeds from the exercise of the Private Placement Warrants when planning for our operational funding needs. The Private Placement Warrants may be exercised on a cashless basis at any time and we will not receive any proceeds from such exercise, even if the Private Placement Warrants are in-the-money.

To the extent that we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our product candidates, future revenue streams, research programs or product licenses on terms that may not be favorable to us. If these sources are insufficient to satisfy our liquidity requirements, we will seek to raise additional funds through future equity or debt financings. If we raise additional funds by issuing equity securities, our stockholders would experience dilution. Additional debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. There can be no assurance that our efforts to procure additional financing will be successful or that, if they are successful, the terms and conditions of such financing will be favorable to us or our stockholders. If we are unable to raise additional financing when needed, we may be required to delay, reduce, or terminate the development, commercialization and marketing of our products and scale back our business and operations.

As a result of these conditions, management has concluded that substantial doubt about our ability to continue as a going concern exists as conditions and events, considered in the aggregate, indicate that it is probable that we will be unable to meet our obligations as they become due within one year after the date that the financial statements included in this Report are issued. Our financial information throughout this Report and our financial statements included elsewhere in this Report have been prepared on a basis that assumes that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. This financial information and our consolidated financial statements do not include any adjustments that may result from an unfavorable outcome of this uncertainty. Our ability to continue as a going concern is dependent upon our ability to successfully accomplish our business plans and secure sources of financing and ultimately attain profitable operations.

Net Cash Used in Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2024 (Successor) was $19.7 million, consisting primarily of a net income of $39.9 million (Successor) and non-cash charges of $(57.0) million, consisting primarily of $4.9 million non-cash expense related to stock-based compensation for our executives and directors (Successor), $0.2 million related to the change in fair value of the convertible notes (Successor), $15.4 million related to change in fair value of warrants (Successor), $19.9 million related to loss on forward purchase agreement and derivative liabilities (Successor) and $(97.5) million related to change in fair value of contingent consideration (Successor).

Net cash used in operating activities for the periods from January 1, 2023 to July 21, 2023 (Predecessor) and July 22, 2023 to September 30, 2023 (Successor) were $21.7 million and $15.1 million, respectively, consisting primarily of net losses of $60.7 million and $297.7 million, respectively, and non-cash items of $34.4 million and $288.4 million, respectively, consisting of $3.2 million non-cash expense related to stock-based compensation for our executives and directors (Predecessor), $19.4 million related to the change in fair value of the convertible notes (Predecessor) and $11.8 million related to loss on forward purchase agreement and derivative liabilities (Successor); and consisting of $2.2 million non-cash expense related to stock-based compensation for our executives and directors (Successor), $348.0 million related to write-off of acquired IPR&D, $(1.6) million related to change in fair value of warrants (Successor), $15.8 million related to loss on forward purchase agreement and derivative liabilities (Successor) and $(75.9) million related to change in fair value of contingent consideration (Successor).

Cash Flows from Investing Activities

There was no cash used in investing activities for the nine months ended September 30, 2024 (Successor) and the periods from January 1, 2023 to July 21, 2023 (Predecessor) and July 22, 2023 to September 30, 2023 (Successor).

Cash Flows from Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2024 (Successor) and the periods from January 1, 2023 to July 21, 2023 (Predecessor) and July 22, 2023 to September 30, 2023 (Successor) were $15.1 million, $14.0 million and $0, respectively, primarily related to the issuance of convertible notes.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“GAAP”). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities, revenue and expenses at the date of the financial statements as well as the expenses incurred during the reporting period. Generally, we base our estimates on historical experience and on various other assumptions in accordance with United States GAAP that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions and such differences could be material to the financial position and results of operations. On an ongoing basis, we evaluate our judgments and estimates in light of changes in circumstances, facts and experience. As of September 30, 2024, there have been no changes to our critical accounting policies from those reported on our Annual Report Form 10-K.

JOBS Act; Smaller Reporting Company

We are an emerging growth company, as defined in the Securities Act, as modified by the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this Report, we have provided only two years of audited financial statements and unaudited financial statements and have not included all of the executive compensation- related information that would be required if we were not an emerging growth company. Section 102(b)(2) of the JOBS Act allows us to delay adoption of the new or revised accounting standards until those standards apply to non-public business entities. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of Priveterra’s initial public offering (December 31, 2026), (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We are also a “smaller reporting company,” as such term is defined in Rule 12b-2 of the Exchange Act, meaning that the market value of our common stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue is less than $100 million during the most recently completed fiscal year. We will continue to be a smaller reporting company if either (i) the market value of our common stock held by non-affiliates is less than $250 million or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies.

Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation. Investors could find our common stock less attractive to the extent we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the trading price may be more volatile.

Recently Issued and Adopted Accounting Pronouncements

We describe the recently issued accounting pronouncements that apply to us in Note 2 Summary of Significant Accounting Policies of the condensed consolidated financial statements.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

The Company is a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and is not required to provide the information under this Item.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specific in the SEC rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Per Rules 13a-15(e) and 15d-15(e), the term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Our management, including our chief executive officer and chief financial officer, or persons performing similar functions, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud due to inherent limitations of internal controls. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Our Chief Executive Officer (“certifying officer”), in his role as Principal Executive and Financial Officer, has conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)) as of September 30, 2024. Our certifying officer concluded that, as a result of the material weaknesses in internal control over financial reporting as described below, our disclosure controls and procedures were not effective as of September 30, 2024.

Our certifying officer concluded that the Company did not have an effective risk assessment over complex transactions due to the lack of sufficient and qualified resources. This also led to a deficiency in the design and implementation of controls over in-process research and development and valuation of financial instruments. The material weaknesses resulted in a restatement of our financial statements as described in the Explanatory Note to the Quarterly Report Form 10Q/A for the quarter ended September 30, 2023 filed on March 29, 2024 and the Explanatory Note to the Annual Report Form 10K/A for the year ended December 31, 2023 filed on May 14, 2024. Furthermore, the control deficiencies described above created a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis.

Additionally, as previously disclosed, on July 21, 2023, AEON completed a Merger with Old AEON and Merger Sub, pursuant to which Merger Sub merged with and into Old AEON, with Old AEON surviving the merger as a wholly-owned subsidiary of AEON. Prior to the Merger, Priveterra was a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or other similar business combination with one or more target businesses. As a result, previously existing internal controls are no longer applicable or comprehensive enough as of the assessment date considering the Company’s operations prior to the Merger were insignificant compared to those of the Post-Combination Company. The design and implementation of internal controls over financial reporting for the Post-Combination Company has required and will continue to require significant time and resources from management and other personnel.

Based on our assessment, we have continued to identify a material weakness in connection with Priveterra’s internal controls around the interpretation and accounting for extinguishment of a significant contingent obligation as of December 31, 2022 that were not effectively designed or maintained.

Remediation Status of Material Weaknesses in Internal Control over Financial Reporting

We plan to enhance our processes by designing and implementing controls to review the results of valuations and estimates, including the completeness and accuracy of relevant data elements included in the valuation or estimate. We also plan to engage additional qualified resources and/or hire additional staff to ensure these incremental controls are properly implemented.

Management continues to be actively engaged to take steps to remediate the material weaknesses, including transition of financial reporting responsibilities from Priveterra to AEON and enhanced processes to identify and appropriately apply applicable accounting requirements to better evaluate and understand the nuances of the complex accounting standards that apply to our consolidated financial statements, providing enhanced access to accounting literature, research materials and documents, and increased communication among our personnel and third-party professionals with whom we consult regarding complex accounting applications.

Changes in Internal Control over Financial Reporting

Management has continued to take action to remediate the material weaknesses during the quarterly period ended September 30, 2024. However, the material weaknesses will not be considered remediated until management designs and implements effective controls that operate for a sufficient period of time and management has concluded, through testing, that these controls are effective.

Other than described above, there has not been any changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange Act) during the quarter to which this Report relates that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings

On September 18, 2023, Odeon Capital Group LLC (“Odeon”) filed a lawsuit against the Company in the Supreme Court of the State of New York, alleging that the Company failed to pay Odeon’s deferred underwriting fee of $1.25 million. Odeon claims that it served as the underwriter for Priveterra Acquisition Corp., the special purpose acquisition company with which Old AEON merged with and into in July 2023. Odeon seeks monetary damages for the full amount of its claimed underwriting fee, punitive damages, attorneys’ fees and other amounts. On November 16, 2023, the Company filed a successful motion to dismiss certain claims included in Odeon’s complaint.

Item 1A. Risk Factors

We are subject to various risks and uncertainties in the course of our business. In addition to other information contained elsewhere in this Quarterly Report on Form 10-Q, you should carefully consider the risk factors discussed in Part II, Item 1A. Risk Factors in our Quarterly Report on Form 10-Q filed with the SEC on August 12, 2024, or the Q2 Report, which could materially affect our business, financial condition, or future results. As of the date of this Quarterly Report on Form 10-Q, there have been no material changes to the risk factors disclosed in the Q2 Report.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

As previously disclosed in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 12, 2024, pursuant to an engagement letter with J.V.B. Financial Group, LLC, acting through its Cohen & Company Capital Markets division (“CCM”), dated July 27, 2023 and amended July 1, 2024, the Company issued 400,000 shares of common stock to CCM on July 5, 2024. During the fiscal quarter ended September 30, 2024, the Company did not otherwise make any unregistered issuances or sales of equity securities that were not reported in a Current Report on Form 8-K.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

During the fiscal quarter ended September 30, 2024, no director or officer of the Company adopted or terminated a “Rule 10b5-1 trading arrangement” or a “non-Rule 10b5-1 trading arrangement” (in each case, as defined in Item 408 of Regulation S-K).

Item 6. Exhibits

See Exhibit Index.

EXHIBIT INDEX

Exhibit No.	Description
2.1*

Business Combination Agreement, dated as of December 12, 2022, by and among Priveterra Acquisition Corp., Priveterra Merger Sub, Inc. and AEON Biopharma, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Priveterra Acquisition Corp. with the SEC on December 13, 2022)

2.1(a)*

Amendment No. 1 to Business Combination Agreement, dated as of April 27, 2023, by and among Priveterra Acquisition Corp., AEON Biopharma, Inc. and Priveterra Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Priveterra Acquisition Corp. with the SEC on May 1, 2023)

3.1	Third Amended and Restated Certificate of Incorporation of AEON Biopharma, Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the Company with the SEC on July 27, 2023)
3.2	Amended and Restated Bylaws of AEON Biopharma, Inc. (incorporated by reference to Exhibit 3.2 to the Form 8-K filed by the Company with the SEC on July 27, 2023)
4.1

Warrant Agreement, dated as of February 8, 2021, by and between Priveterra Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Form 10-K filed by Priveterra Acquisition Corp. with the SEC on March 28, 2022)

4.2	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.1 to the Form 10-K filed by Priveterra Acquisition Corp. with the SEC on March 28, 2022)
4.3

Senior Secured Convertible Note, dated as of March 24, 2024, by and among AEON Biopharma, Inc., Daewoong Pharmaceutical Co., LTD. and AEON Biopharma Sub, Inc. (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Company with the SEC on March 28, 2024)

4.4

Senior Secured Convertible Note, dated as of April 12, 2024, by and among AEON Biopharma, Inc., Daewoong Pharmaceutical Co., LTD. and AEON Biopharma Sub, Inc. (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Company with the SEC on April 17, 2024)

31.1†	Certification of Principal Executive and Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1†#	Certification of Principal Executive and Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS†	XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH†	XBRL Taxonomy Extension Schema Document
101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF†	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB†	XBRL Taxonomy Extension Label Linkbase Document
101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document
104†	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

†	Filed herewith.
*

The annexes, schedules, and certain exhibits to this Exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby agrees to furnish supplementally a copy of any omitted annex, schedule or exhibit to the SEC upon request.

#

The certification attached as Exhibit 32.1 that accompanies this Quarterly Report on Form 10-Q is not deemed filed with the SEC and is not to be incorporated by reference into any filing of AEON Biopharma, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Form 10-Q, irrespective of any general incorporation language contained in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 13, 2024

AEON BIOPHARMA, INC.

By:	/s/ Marc Forth
Name:	Marc Forth
Title:	President and Chief Executive Officer
(Principal Executive and Financial Officer)

Exhibit 31.1

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Marc Forth, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of AEON Biopharma, Inc.;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: November 13, 2024	By:	/s/ Marc Forth
		Name:	Marc Forth
		Title:	Chief Executive Officer
(Principal Executive and Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of AEON Biopharma, Inc. (the “Company”) hereby certifies, to the best of my knowledge, that:

(i)	the accompanying Quarterly Report on Form 10-Q of the Company for the fiscal quarter ended September 30, 2024 (the “Report”) fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934; as amended; and
(ii)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 13, 2024	By:	/s/ Marc Forth
		Name:	Marc Forth
		Title:	Chief Executive Officer
(Principal Executive and Financial Officer)

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.